



DULUTH TRADING CO

TAKE ON LIFE WITH YOUR OWN TWO HANDS™

DULUTH HOLDINGS INC. 2022 ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS,



Duluth Trading Company was founded on the belief that there's gotta be a better way. A better way to solve. A better way to make. A better way to be. We're on a mission to build better, harder-working apparel and gear that helps enable everyone from the young — to the young at heart — to take on life with their own two hands and live on terms that are uniquely their own.

Our secret sauce is anchored on better brands, better innovation, better marketing, and better customer experiences. Duluth Trading is a brood of sub-brands all bonded by the belief that you can accomplish anything that you put your mind and your own two hands to. We have a long, colorful history of product innovation and solution-based design and we create distinctive marketing made to break through the clutter.

We pride ourselves on outstanding and engaging customer experiences and building a unique business that does more than strive for growth and creating value. But also, serves the best interest of our customers, employees, and shareholders.

As we shared in our corporate responsibility tear sheet published in 2022, we believe that our company has a greater purpose to live by and we illustrated that within three inter-woven stitches, Humanity, Community and Sustainability.

Humanity, reflecting that we are a people-first organization constantly investing in programs to meet the needs of our current and future employees with benefits that are industry leading and at the center of our values. We value a respectful and supportive culture that extends opportunities for all and celebrates diversity and inclusion.

Community, recognizing that we invest in our communities and have a long-standing commitment to giving back and empowering a hands-on lifestyle. We were pleased to announce in 2022 a multi-year pledge of $1.2 million to the Boys and Girls Club of Dane County, WI to fund the building of the McKenzie Regional Workforce Center, a first of its kind that will prepare young people for careers in the skilled trades.

Sustainability, highlighting our commitment through the choices and investments we make, from durability and lifecycle in the design of our products to the environmental efficiency of our supply chain and manufacturing partners to our day-to-day operations. We don't make throwaway products, which means our customers get more life from their purchases, and in turn less waste ends up in the landfill. These efforts are on-going and reflect true stewardship that never ends.

2022 was a dynamic and challenging year as we all faced macroeconomic uncertainty and our industry was hit head on with a dramatic shift in consumer demand behavior earlier in the year, as well as continued inflationary pressures and supply chain disruption. In the face of these cross currents, our teams remained agile and flexible navigating the turbulent year with an unwavering focus on servicing our customers day-in and day-out, while controlling the areas of the business that were in our control.

2022 PERFORMANCE REVIEW

In 2022, we delivered net sales of $653.3 million, Adj EBITDA of $43.5 million and EPS of $0.07. While we're not satisfied with our financial performance, we finished the year with good momentum and continue to see great progress in the growth and development of our Women's business and our AKHG outdoor recreation brand, both posting positive sales growth for the year.

Our business made critical adjustments throughout the year as we pulled out of the lingering COVID-related impacts from 2020 and 2021 and navigated through unprecedented supply chain disruptions that collided with retail industry efforts to right-size inventory levels and meet consumers slowing demand. Record level inflation on staples and core necessities, caused consumers to pause on their discretionary spend and look for greater promotional offers. We were not immune to the sector wide deep discounting and were more promotional than we historically have been.

However, with a well-managed inventory position entering the peak holiday selling season, we remained competitive but made the near-term strategic decision to limit our discounting and not chase unprofitable sales. Our focus was on maintaining integrity of our unique products and brand stories and although our decision may have resulted in a lower top line outcome, we held

our gross margin rate above 51% for the fourth quarter, landing at 52.6% for the full year, as we firmly believe the price integrity for our offering is critical to the long-term health of our brands and business.

Despite the headwinds in 2022, we made great progress on our brand positioning and execution of our strategic Big Dam Blueprint highlighted by the following key milestones:

- Launch of AKHG for Women's adding a new leg of growth in our multi-brand portfolio

- Introduction of new, exciting product innovation in our first layer and durable workwear categories

- Development and delivery of our Store of the Future design with the remodel of our store in St. Charles, MO, and greater floor space dedicated to women in a test group of stores

- Hiring of talent in sourcing and materials innovation

- The re-platform of our Duluthtrading.com website to the next generation of e-commerce architecture specifically tailored for site speed and mobile usability

- Project launch of our new fully automated fulfillment center in Adairsville, GA, which is on time and on budget and designed to increase order capacity and speed, and support our multi-brand platform growth

- Publication of our first ESG tear-sheet report outlining Duluth's position on our greater purpose and commitments to being outstanding corporate citizens

We're proud of the progress we made in 2022 on these initiatives and others to continue building Duluth Trading Company into a premier lifestyle brand favored by customers who take on life with their own two hands. Our customers are our focus in everything we do and the investments we make.

With digital enablement being a core pillar in our strategic roadmap, we're pleased to report that over half of our direct sales were made on a mobile device and over two thirds of site visits came through a mobile device. We believe that removing friction and serving the customer through the channels they want to engage with us in has helped lead to an increase in retention rates and improved customer satisfaction ratings.

During 2022, our retail store channel made progress on several key initiatives with sales and productivity trends improving all year long. Heightened selling engagement and better inventory flow to the stores helped drive an increase in units per transaction and strong traffic conversion. We are also pleased with the fully operational mixed cart capabilities allowing store sales associates to add products to the customer's cart at the time of check out and add to the basket size. Investing in the business to grow our capabilities and solidify our infrastructure will allow us to pursue new channels and reinforce existing channels to support sales growth.

Improving the level of profitability and cash flow generation are priorities for us as well and will be balanced with prudent planning in the face of the current macro headwinds. We boosted our liquidity position with the increase in our syndicated line of credit to $200 million, which stands undrawn at year end and fortifies our healthy balance sheet, providing us the flexibility necessary to execute on plans.

In summary, we are pleased with the underlying momentum in the business. We are confident about the key investments we're making to strengthen our brand platform, as well as the merchandising and marketing plans we have set for 2023 to support our growth. Our plans remain aligned with our Big Dam Blueprint, which is the foundation for our long-term success and gives us the assurance that Duluth Trading Company can forge ahead.

Lastly, I want to thank all our team members for a hard-fought year in serving our customers at the highest levels and making us a stronger and more agile organization. I am confident in the course that we have charted and excited about the year ahead for Duluth. We appreciate and thank you for your ongoing support as we continue this journey.

Samuel M. Sato
President and Chief Executive Officer
Duluth Holdings Inc.

SUMMARY OF FINANCIAL PERFORMANCE

DIRECT-TO-CONSUMER, STORE AND TOTAL NET SALES



CAGR = 6.7%

	FY 17	FY 18	FY 19	FY 20	FY 21	FY 22
Total	$471.4	$568.1	$615.6	$638.8	$698.6	$653.3
Store Sales	$140.5	$217.5	$265.2	$178.0	$260.1	$241.2
Direct-to-Consumer	$330.9	$350.6	$350.4	$460.8	$438.5	$412.1

■ Direct-to-Consumer ■ Store Sales

DILUTED EPS



FY 18	FY 19	FY 20	FY 21	FY 22
$0.71	$0.58	$0.42	$0.90	$0.07

ADJUSTED EBITDA[1] AND % OF NET SALES



	FY 18	FY 19	FY 20	FY 21	FY 22
Adjusted EBITDA % of net sales	8.4%	8.1%	7.8%	11.8%	6.7%
Adjusted EBITDA $	$51.8	$51.9	$54.7	$77.4	$43.5

■ Adjusted EBITDA $ ●— Adjusted EBITDA % of net sales

[1] Non-GAAP Measure. See "Reconciliation of Net Income to EBITDA and EBITDA to Adjusted EBITDA" section in the "Management's Discussion and Analysis of Financial Conditions and Results of Operations" section for a reconciliation of our net income to EBITDA and EBITDA to Adjusted EBITDA, both of which are non-U.S. GAAP financial measures. See also the information under the heading "Adjusted EBITDA" in the subsection "How We Assess the Performance of Our Business" for our definition of Adjusted EBITDA.

CAPITAL EXPENDITURES, NET OF PROCEEDS FROM FINANCE LEASE OBLIGATIONS



FY 18	FY 19	FY 20[1]	FY 21[2]	FY 22[3]
$50.8	$30.8	$16.4	$15.1	$31.5

[1] Includes $4.1 of additional investments in implementation costs to enhance the value of hosting arrangements, which are included in Prepaid expenses & other current assets on the Company's Consolidated Balance Sheets.

[2] Includes $4.7 of additional investments in implementation costs to enhance the value of hosting arrangements, which are included in Prepaid expenses & other current assets on the Company's Consolidated Balance Sheets.

[3] Includes $5.6 of additional investments in implementation costs to enhance the value of hosting arrangements, which are included in Prepaid expenses & other current assets on the Company's Consolidated Balance Sheets.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the Fiscal Year Ended January 29, 2023
OR


☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the transition period from   to
Commission file No. 001-37641

DULUTH HOLDINGS INC.
(Exact name of registrant as specified in its charter)


Wisconsin	39-1564801
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
201 East Front Street, Mount Horeb, Wisconsin	53572
(Address of principal executive offices)	(Zip Code)


Registrant's telephone number, including area code: (608) 424-1544
Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol	Name of each exchange on which registered
Class B Common Stock, No Par Value	DLTH	NASDAQ Global Select Market


Securities registered pursuant to Section 12(g) of the Act:
None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $113.1 million based upon the closing price on the last business day of the registrant's most recently completed second fiscal quarter (July 31, 2022).

The number of shares outstanding of the Registrant's Class A common stock, no par value, as of March 15, 2023, was 3,364,200. The number of shares outstanding of the Registrant's Class B common stock, no par value, as of March 15, 2023 was 30,061,661.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed within 120 days of January 29, 2023 are incorporated by reference in this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "could," "design," "estimate," "expect," "project," "plan," "potential," "intend," "believe," "may," "might," "will," "objective," "should," "would," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenue, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- prolonged effects of economic uncertainties on store traffic and disruptions to our distribution network, supply chains and operations;

- our ability to maintain and enhance a strong brand and sub-brand image;

- adapting to declines in consumer confidence, inflation and decreases in consumer spending;

- effectively adapting to new challenges associated with our expansion into new geographic markets;

- our ability to meet customer delivery time expectations;

- natural disasters, unusually adverse weather conditions, boycotts, prolonged public health crises, epidemics or pandemics and unanticipated events;

- generating adequate cash from our existing stores and direct sales to support our growth;

- the impact of changes in corporate tax regulations and sales tax;

- identifying and responding to new and changing customer preferences;

- the success of the locations in which our stores are located;

- our inability to deploy marketing tactics to strengthen brand awareness and attract new customers in a cost effective manner;

- our ability to successfully open new stores;

- competing effectively in an environment of intense competition;

- our ability to adapt to significant changes in sales due to the seasonality of our business;

- price reductions or inventory shortages resulting from failure to purchase the appropriate amount of inventory in advance of the season in which it will be sold due to global market constraints;

- the potential for further increases in price and availability of raw materials;

- our dependence on third-party vendors to provide us with sufficient quantities of merchandise at acceptable prices;

- increases in costs of fuel or other energy, transportation or utility costs and in the costs of labor and employment;

- the susceptibility of the price and availability of our merchandise to international trade conditions;

- failure of our vendors and their manufacturing sources to use acceptable labor or other practices;

- our dependence upon key executive management or our inability to hire or retain the talent required for our business;

- failure of our information technology systems to support our current and growing business, before and after our planned upgrades;

- disruptions in our supply chain and fulfillment centers;

- our inability to protect our trademarks or other intellectual property rights;

- infringement on the intellectual property of third parties;

- acts of war, terrorism or civil unrest;

- the impact of governmental laws and regulations and the outcomes of legal proceedings;

- changes in U.S. and non-U.S. laws affecting the importation and taxation of goods, including imposition of unilateral tariffs on imported goods;

- our ability to secure the personal and/or financial information of our customers and comply with the security standards for the credit card industry;

- our failure to maintain adequate internal controls over our financial and management systems; and

- acquisition, disposition, and development risks.

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See the "Risk Factors" section of this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this annual report and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1.   BUSINESS

Unless the context indicates otherwise, the terms the "Company," "Duluth," "Duluth Trading," "Duluth Holdings," "Duluth Trading Co.," "we," "our" or "us" are used to refer to Duluth Holdings Inc.

The following discussion contains references to fiscal years 2022 and 2021, which refer to our fiscal years ended January 29, 2023 and January 30, 2022, respectively. Fiscal years 2022 and 2021 were 52-week periods.

Duluth Trading is a lifestyle brand of men's and women's casual wear, workwear and accessories primarily sold through our own omnichannel platform. We offer products nationwide through our website. In 2010, we initiated our omnichannel platform with the opening of our first store. Since then, we have expanded our retail presence, and as of January 29, 2023, we operated 62 retail stores and three outlet stores.

Duluth Trading was founded in 1989 when two brothers in the home construction industry were tired of dragging tools from job to job using discarded five-gallon drywall compound buckets. The two brothers were never satisfied with the status quo and believed "there's gotta be a better way." So, they invented the Bucket Boss® - a ruggedly durable canvas tool organizer that fits around a drywall bucket and transformed the way construction workers organized their tools. Capitalizing on their initial success, these brothers launched a catalog that later became known as Duluth Trading Company. Under the initial philosophy of "Job Tough, Job Smart," this catalog was dedicated to improving and expanding on existing methods of tool storage, organization and transport. In December 2000, GEMPLER'S Inc., a Wisconsin corporation and an agricultural and horticultural supply catalog business founded and owned by Stephen L. Schlecht, acquired Duluth Trading and brought the two mail order companies together. Both catalogs had customers who worked outside and embraced the spirit of hands-on, self-reliant Americans. In February 2003, the GEMPLER's catalog business was sold to W.W. Grainger (NYSE:GWW) and proceeds from that sale were used to fund the growth of Duluth Trading. With that transaction, GEMPLER'S changed its corporate name to Duluth Holdings Inc.

From what began as an idea aimed at those working in the building trades, Duluth Trading has become a widely recognized brand and proprietary line of innovative and functional apparel and gear. We have created strong brand awareness and built a loyal customer base. We believe the foundation of our success is our culture of "poking average in the eye" *by seeing things for what they could be and should be and finding a way to make them exactly that, and we like to do it all with a big, toothy grin.*

Our Growth Strategies

In 2021, the Company completed a comprehensive review of current operations, logistics networks, marketing and technology capabilities, and unique brands and products. The Company formulated the "Big Dam Blueprint", which management believes will unlock the Company's full potential for long-term, sustainable grow growth.

- **Begin with a digital-first mindset** that integrates technology into all areas of the business, fundamentally changing how we operate and deliver value to customers.

- **Intensify efforts to optimize Duluth Trading's owned retail channels** by increasing focus and investments in our direct channel as our primary growth vehicle. We are conducting strategic research that will inform decisions on future stores regarding new locations and market share potential, size and layout.

- **Evolve the Company's multi-brand platform as a new pathway to grow the business.** Create unique brand positions, across men's and women's, for Duluth, AKHG and Buck Naked to address customer needs for various occasions including work, outdoor recreation, casual lifestyle, and first layer. Invest in the evolution of the Duluth Trading platform to enable the integration of new brands, expand our offerings and broaden our customer base.

- **Carefully test and learn to unlock long-term growth potential.** Explore new opportunities to engage current and potential customers through products, services and touchpoints that they expect and value.

- **Increase and, in some areas, accelerate investments to future proof the business.** Areas under analysis include greater automation across the logistics network; technology that will improve operations, generate positive impact and sustainable returns; support growth through multiple brands and seamlessly integrate new brands into the portfolio, and attract the talent, skillsets and expertise needed to scale the business.

Omnichannel

Our omnichannel business strategy allows our sales channels to work in synergy to seamlessly deliver a consistent brand experience to the customer, including consistent marketing, pricing and product presentation. All sales channels are fully integrated, including stores, website, catalogs and customer contact centers. Our omnichannel services include order-in-store, buy-online-pickup-in-store, and ship-from-store as well as retail store and mobile shopping experiences.

Retail Store Environment

Our retail stores are designed to bring our brand to life by creating a unique and entertaining experience, including engaging sales associates, a compelling and complete product assortment, and custom made fixtures to fit our brand. We also showcase unique attractions at each retail store that celebrate the heritage of the local area, such as the tool museum in our Mt. Horeb, Wisconsin store and the "Exploded Tractor" exhibit in our Ankeny, Iowa store. We believe these local community elements help promote customer loyalty and drive repeat purchases.

Our Products

We offer a comprehensive line of innovative, durable and functional casual wear, workwear and accessories for both men and women. Our product assortment includes shirts, pants, underwear, outerwear, footwear, accessories and hard goods. Our products feature proprietary designs and distinct names, such as our Longtail T® shirts, Buck Naked™ underwear, Fire Hose® work pants and No-Yank™ Tank.

Our product assortment appeals to our customers for their everyday and on-the-job use. The majority of our products represent enduring styles that go beyond short-lived fashion trends. We believe many of our customers' purchases are driven by our thoughtful design and high quality craftsmanship, and our best-selling styles tend to be items that carry over year to year with only minor updates.

We believe the authenticity of our products is driven by a number of factors, including our solution-based design process, use of technical materials, sophisticated manufacturing methods and innovative product features. Our products are sold at competitive prices and are designed to offer superior performance with added features such as underarm panels for more freedom of movement, triple-stitched seams for durability and mid-leg utility pockets for functionality. We also collaborate with our suppliers to develop advanced fabrics that we sell under our trademarks. For example, we incorporate our Duluthflex® Fire Hose® cotton canvas into products to provide strength and abrasion resistance with stretch for freedom of movement.

Product Development

We are focused on developing apparel and gear that builds upon the Duluth Trading brand's product heritage of "there's gotta be a better way," resulting in distinctive products with enhanced features. Members of our product development team also regularly read online customer product reviews, attend tradeshows and collaborate with our vendors, which facilitates new product innovation. Our product development team incorporates all of this input to develop new product solutions and features, ensure consistent fit, style and color and design functional and durable fabrics.

Marketing

Our marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive sales transactions. We are nationally known for our creative, irreverent and quirky advertising that features our Giant Angry Beaver, Buck Naked Guy and Grab-Happy Grizzly characters to showcase our brand philosophy, humor and innovation. We also feature testimonials in our marketing campaigns, which put our products in context, tying them to the individuals who represent our core customer, who leads a hands-on lifestyle, values a job well-done and is often outdoors for work and hobbies. We believe our customers identify with the inspiring stories of real men and women, recognize our products' versatility and appreciate the extreme and demanding conditions our products can withstand.

We pursue our marketing strategy through multiple forms of media, which gives our products an identity and enhances our brand:

- *Digital and Email Marketing*. We employ a variety of digital and online advertising strategies. These efforts include display advertising, digital video advertising, search engine marketing and optimization and targeted email, which we send to customers to introduce new products and offer promotions on select merchandise.

- *Television*. We advertise on cable and broadcast television networks to build brand awareness for both men's and women's products and to reach a large, national audience. These advertisements feature both our animated characters and female models, and are intended to be humorous, irreverent and quirky in order to grab the viewer's attention, while highlighting the particularly innovative, solution-based features of our core products and the Duluth Trading name.

- *Social Media*. We have an engaged social media community, which allows us to personally connect with our customers online, and we believe further raises brand awareness. We maintain a social media presence on Facebook, Instagram, Pinterest, YouTube and Twitter.

- *Catalogs*. Our catalogs are an important part of our heritage and represent a tangible vehicle for our authentic and humorous storytelling.

Customer Service

We are committed to providing outstanding customer service and believe in treating our customers like next-door neighbors. Our retail stores are stocked with a comprehensive assortment of our products and staffed with knowledgeable and well trained sales associates. We stand behind all purchases with our "No Bull Guarantee." Our call center is open for calls from 5 A.M. to 1 A.M. Central Time, seven days a week and is staffed with friendly, knowledgeable representatives dedicated to making every customer experience positive. As a convenience to our customers, we offer live chat through our website, which is available from 7 A.M. to 8 P.M. Central Time on weekdays and 8 A.M. to 5 P.M. Central Time on weekends.

Manufacturing

We do not own or operate any manufacturing facilities. Instead, we arrange with third-party vendors for the manufacturing of our merchandise. We have built strong, long-term relationships with our vendors. In fiscal 2022, 56% of our purchases came from our largest supplier, an agent partner in Hong Kong who manages multiple factories across Asia and Latin America, including Vietnam, Indonesia, Cambodia, Bangladesh, Pakistan, China, Mexico and Egypt. We believe sourcing inventory through these agents allows us to leverage the agents' purchasing power with multiple factories, as well as transportation and logistics capabilities, allowing our internal team to focus on our core competencies of product development, storytelling and serving customers, rather than factory and mill management or logistics.

Our sourcing strategy focuses on identifying and employing vendors that provide quality materials and fine craftsmanship that our customers expect of our brand. To ensure that our high standards of quality and timely delivery of merchandise are met, we work closely with our third-party agent partners. All of our products are produced according to our specifications, and we require all of our manufacturers to adhere to strict regulatory compliance and standards of conduct. We seek to ensure the consistent quality by employing Duluth Trading-certified factory auditors to selectively examine pre-production samples, conduct periodic site visits to certain of our vendors' production facilities and inspect inbound shipments at our fulfillment centers.

Fulfillment Centers

We operate fulfillment centers located in Belleville, Wisconsin, Dubuque, Iowa and Salt Lake City, Utah. We also have a fulfillment center in Adairsville, Georgia with operations scheduled to begin in fiscal 2023. The approximate square footage of each facility is included in Item 2 of Part I of this report.

Information Technology

We use technology to provide customer service, business process support and business intelligence across our sales channels. We continually aim to have more efficient supply chain and distribution systems operations. Our distributed order management systems provide us with omnichannel capabilities that have a global view of available-to-promise inventory management.

Competition

We operate primarily in the apparel, footwear and accessories industry, which is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including men's and women's specialty apparel chains, department stores, outdoor specialty stores, apparel catalog businesses and online apparel businesses. We compete principally on the basis of brand recognition, innovation, product quality, customer service and price. To stay ahead of our competition, we continue to develop innovative solution-based products for which we create unique selling propositions that incorporate humor and storytelling.

Intellectual Property

Our trademarks are important to our marketing efforts. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office, trademark offices in other jurisdictions, or exist under common law in the United States and other jurisdictions. The "Duluth Trading Co" trade name and trademark is used both in the United States and internationally and is material to our business. Trademarks that are important in identifying and distinguishing our products and services are Alaskan Hardgear®, Armachillo®, Ballroom®, Cab Commander®, Crouch Gusset®, Dry on the Fly®, Duluth Trading Co®, Duluthflex®, Fire Hose®, Longtail T®, No Polo Shirt®, No Yank® and Wild Boar Mocs®. Our rights to some of these trademarks may be limited to select markets. We also own domain names, including "duluthtrading.com."

Employees

As of January 29, 2023, we employed 964 full-time and 1,582 part-time and flexible part-time employees, 1,539 of which were employed at our retail stores. The number of employees, particularly part-time employees, fluctuates depending upon seasonal needs. Our employees are not represented by a labor union and are not party to a collective bargaining agreement. We consider our relations with our employees to be good.

Seasonality

Our business experiences seasonal fluctuations. Our net sales and net income are generally highest in the fourth fiscal quarter, which includes the holiday sales period. The following table presents net sales and net income for the fourth quarter as a percentage of the fiscal year.

Fiscal Year	4Q Net Sales		4Q Net Sales % of Fiscal year	4Q Net Income		4Q Net Income % of Fiscal Year
(in thousands)						
2022	$	241,766	37.0 %	$	7,447	323.2 %
2021	$	270,761	38.8 %	$	17,359	58.4 %

Regulation and Legislation

We are subject to labor and employment laws, truth-in-advertising laws, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on or through our website at www.duluthtrading.com under the "Investors" tab as soon as reasonably practicable after such reports are filed with, or furnished to the SEC.

ITEM 1A.   RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our Class B common stock could decline, and you could lose part or all of your investment.

Strategic Risks

If we fail to offer products that customers want to purchase, our business and results of operations could be adversely affected.

Our products must satisfy the desires of customers, whose preferences change over time. In order to be successful, we must design, obtain and offer to customers innovative and high-quality products on a continuous and timely basis. Failure to effectively respond to customer needs and preferences, or convey a compelling brand image or price-to-value equation to customers may result in lower net sales and gross profit margins.

Our success depends in part on management's ability to effectively anticipate or identify customer needs and preferences and respond quickly with marketable product offerings in advance of the actual time of sale to the customer. Even if we are successful in anticipating or identifying our customers' needs and preferences, we must continue to develop and introduce innovative, high-quality products and product features in response to changing consumer demand.

Factors that could affect our ability to accurately forecast consumer demand for our products include:

- a failure in our solution-based design process to accurately identify the problems our customers are experiencing with commonly available apparel and gear or a lack of customer acceptance of new products or product features we design;

- customer unwillingness to attribute premium value to our new products or product features we design relative to the commonly available apparel and gear they were intended to replace;

- new, well-received product introductions by competitors;

- weak economic conditions or consumer confidence, which reduce demand for our products; and

- terrorism, civil unrest or acts of war, or the threat thereof, which adversely affect consumer confidence and spending and/or interrupt production and distribution of products and raw materials.

There can be no assurance that we will be able to successfully anticipate or identify our customers' needs and preferences and design products and product features in response. These risks could have a material adverse effect on our brand as well as our results of operations and financial condition.

Our business depends on our ability to maintain strong brands and sub brands. We may not be able to maintain and enhance the Duluth Trading brands if we receive unfavorable complaints, negative publicity or otherwise fail to live up to consumers' expectations, which could materially adversely affect our business, results of operations and growth prospects.

We currently offer a differentiated brand to our customers defined by solution-based products manufactured with high quality craftsmanship, humorous and distinctive marketing, and an outstanding customer experience. Maintaining and enhancing the Duluth Trading brand is critical to expanding our base of customers. If we fail to maintain our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as we raise our profile nationally and attract an increasing amount of competition, maintaining and enhancing our brand may become increasingly difficult and expensive and may require us to make substantial additional investments in areas such as marketing, store operations, merchandising, technology and personnel.

Customer complaints or negative reactions to, or unfavorable publicity about, our product quality or product features, our storytelling or irreverent advertising, the shopping experience on our website or in our retail stores, product delivery times, customer data privacy and security practices or customer support, especially on blogs, social media, other third-party websites and our website, could rapidly and severely diminish consumer use of our website and catalogs, visits to our retail stores and consumer confidence in us and result in harm to our brand. Furthermore, these factors could cause our customers to no longer feel a personal connection with the Duluth Trading brand, which could result in the loss of customers and materially adversely affect our business, results of operations and growth prospects.

We may face risks and new challenges associated with our geographic expansion.

Our expansion into new geographic markets could result in increased competitive, merchandising, distribution and other challenges. We may encounter difficulties in attracting customers in our new retail store locations due to a lack of customer familiarity with our brand, our lack of familiarity with local customer preferences, competition with new competitors or with existing competitors with a large, established market presence and seasonal differences in the market. Our ability to expand successfully into other geographic markets will depend on acceptance of our retail store experience by customers in those markets, including our ability to design our stores in a manner that resonates locally and to offer the correct product assortment to appeal to consumers in such markets. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels consistent with, our projected targets or be comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business, results of operations and growth prospects may be materially adversely affected.

Furthermore, our retail stores may be located in regions that will be far from our Mount Horeb, Wisconsin headquarters and will require additional management time and attention. Failure to properly supervise the operation and maintain the consistency of the customer experience in those retail stores could result in loss of customers and potentially harm future net sales prospects.

The success of our direct-to-consumer channel depends on customers' use of our digital platform, including our website, and response to digital marketing; if our overall marketing strategies are not successful, including our maintenance of a robust customer list and ability to effectively customize our marketing efforts based on understanding customers preferences, our business and results of operations could be materially adversely affected.

The level of customer traffic and volume of customer purchases through our direct-to-consumer channel is substantially dependent on our ability to provide a content-rich and user-friendly website, a fun, easy and hassle-free customer experience and reliable delivery of our products. If we are unable to maintain and increase customers' use of our e-commerce platform, including our website, and the volume of purchases decline, our business and results of operations could be adversely affected.

Customer response to our digital marketing is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom our digital marketing is directed and our catalogs are sent. Our maintenance of a robust customer list, which we believe includes desirable demographic characteristics for the products we offer, has also been a key component of our overall strategy. If the performance of our website and email declines, or if our overall marketing strategy is not successful, our business, results of operations and stock price could be adversely affected.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net revenue or profit per active customer.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who identify with the Duluth Trading brand. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, our national television advertising campaigns are expensive and may not result in the cost-effective acquisition of customers. Furthermore, as our brand becomes more widely known in the market, future marketing campaigns may not result in the acquisition of new customers at the same rate as past campaigns.

We also use other paid and non-paid advertising. Our paid advertising includes search engine marketing, display advertising and paid social media. Our non-paid advertising efforts include search engine optimization, non-paid social media and email. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google, Yahoo! and Bing. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our sites can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our sites to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. Additionally, digital advertising costs may continue to rise and as our usage of these channels expands, such costs may impact our ability to acquire new customers in a cost-effective manner. If the level of usage of these channels by our customer base does not grow as expected, we may suffer a decline in customer growth or net sales. A significant decrease in the level of usage or customer growth would have a material adverse effect on our business, financial condition and operating results.

We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver an outstanding customer experience, or if consumers do not perceive the products we offer to be manufactured with high quality craftsmanship, we may not be able to acquire new customers. If we are unable to acquire new customers, our growth prospects may be materially adversely affected.

If we cannot compete effectively in the apparel, footwear and accessories industry, our business and results of operations may be adversely affected.

The apparel, footwear and accessories industry is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including men's and women's specialty apparel chains, outdoor specialty stores, apparel catalog businesses and online apparel businesses that sell competing lines of merchandise. Our competitors may be able to adopt more aggressive pricing policies, adapt to changes in customers' needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products or generate greater national brand recognition than us. In addition, as our business continues to expand, our competitors may seek to increase efforts to imitate our product designs, which could adversely affect our business and results of operations. An inability to overcome these potential competitive disadvantages or effectively market our products relative to our competitors could have an adverse effect on our business and results of operations.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to management.

We may consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

Operational Risks

Economic uncertainties may continue to adversely affect our business operations, store traffic, employee availability, financial condition, liquidity, and cash flow for an extended period of time.

The ongoing economic uncertainty following the pandemic of the Coronavirus ("COVID-19") continues to affect our business operations and it is impossible to predict the effect and ultimate impact of ongoing economic uncertainties.

Business activities continue to face economic uncertainties, including but not limited to increased inflation and interest rates, the prolonged COVID-19 pandemic, and global chain constraints. The economic uncertainties may continue for an extended period and have adversely impacted, and may continue to impact, our business.

As inflationary periods continue, consumer fear may adversely affect traffic to our stores. Reductions in customer visits to, and spending at, our stores caused by economic uncertainties would result in further loss of retail store sales and profits and other material adverse effects. The extent of the impact on our business, financial results, liquidity and cash flows will depend largely on future developments, all of which are highly uncertain and cannot be predicted.

These and other potential impacts of economic uncertainties could therefore materially and adversely affect our business, financial condition and results of operations.

We rely on sources for merchandise located in foreign markets, and our business may therefore be adversely affected by legal, regulatory, economic and political risks associated with international trade and those markets.

Our reliance on suppliers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including:

- transportation delays and interruptions, including due to port congestion and the failure of suppliers or distributors to comply with import regulations;
- the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions, import/export laws and regulations, and local intellectual property laws and rights owned by third parties;
- changes in U.S. and non-U.S. laws (or changes in the enforcement of those laws) affecting the importation and taxation of goods, including disallowance of tax deductions for imported merchandise, imposition of unilateral

tariffs on imported goods, duties, quotas, enhanced security measures at U.S. ports or imposition of new legislation relating to import quotas;

- economic and political instability in the countries and regions where our suppliers are located;

- compliance with U.S. and other country laws relating to foreign operations, including the Foreign Corrupt Practices Act, which prohibits U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business;

- increases in shipping, labor, fuel, travel and other transportation costs;

- the imposition of anti-dumping or countervailing duty proceedings resulting in the potential assessment of special anti-dumping or countervailing duties;

- political instability, war and acts of terrorism; and

- the occurrence of a natural disaster, unusual weather conditions, or prolonged public health crises, epidemics or pandemics in foreign countries from which we source our products.

The occurrence of one or more of these events could result in disruptions to our operations, which in turn could increase our cost of goods sold, decrease our gross profit, or impact our ability to deliver to our customers.

New initiatives may be proposed in the United States that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, would increase the cost of products purchased from suppliers in such countries with which we do business. Any inability on our part to rely on our foreign sources of production due to any of the factors listed above could have an adverse effect on our business, results of operations and financial condition.

If we fail to timely and effectively obtain shipments of products from our suppliers and deliver merchandise to our customers, our business and operating results could be adversely affected.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party suppliers for the manufacture of our merchandise. We cannot control all of the various factors that might affect timely and effective procurement of supplies of product from our third-party suppliers and delivery of merchandise to our customers. A majority of the products that we purchase must be shipped to our fulfillment centers in Wisconsin, Iowa and Utah. While our reliance on a limited number of fulfillment centers provides certain efficiencies, it also makes us more vulnerable to natural disasters, weather-related disruptions, accidents, system failures, public health pandemics, or other unforeseen causes that could delay or impair our ability to fulfill customer orders and/or ship merchandise to our stores, which could adversely affect sales. Our ability to mitigate the adverse impacts of these events depends in part upon the effectiveness of our disaster preparedness and response planning, as well as our business continuity planning. Our use of imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to a fulfillment center or at points of export or import, organized labor strikes and work stoppages, transportation and other delays in shipments, including as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, unexpected or significant port congestion, lack of freight availability and freight cost increases. In addition, if we experience a shortage of a popular item, we may be required to arrange for additional quantities of the item, if available, to be delivered through airfreight, which is significantly more expensive than standard shipping by sea. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive merchandise from suppliers or deliver products to customers in a timely and cost-effective manner.

Competitive pricing pressures with respect to shipping our products to our customers may harm our business and results of operations.

Given the size of our direct-to-consumer net sales relative to our total net sales, shipping and handling revenue has had a significant impact on our gross profit and gross profit margin. Historically, this revenue has partially offset our shipping and handling expense included in selling, general and administrative expenses. Online and omnichannel retailers are increasing their focus on delivery services, with customers increasingly seeking faster, guaranteed delivery times and low-price or free shipping. Higher direct-to-consumer net sales has resulted and may continue to result in additional peak surcharges assessed by our delivery partners. To remain competitive, we have been required to offer discounted, free or other more competitive shipping options to our customers, which has resulted in declines in our shipping and handling revenue and increased shipping and handling expense. We expect further declines in shipping and handling revenues as compared to prior years. Further declines in shipping and handling revenues may have a material adverse effect on our gross profit and gross profit margin, as well as our Adjusted EBITDA to the extent there are not commensurate declines, or if there are increases, in our shipping and handling expense.

We rely on third-party service providers, such as UPS and the United States Postal Service ("USPS"), to deliver products purchased through our direct-to-consumer channel to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

Relying on third-party service providers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. Our efforts to mitigate the impact of future thresholds may not be successful or may result in similar surcharges. Moreover, we may be unable to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. We may be subject to shipping surcharges and thresholds during the peak holiday shopping season, which may have a negative impact on our earnings. These factors may negatively impact our financial condition and results of operations.

Dependence on our e-commerce sales channel subjects us to numerous risks that could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations and financial condition are dependent on maintaining our e-commerce business and expanding our e-commerce business is an important part of our growth strategy. Dependence on our e-commerce business and its continued growth subjects us to certain risks, including:

- diversion of traffic from our stores;

- liability for online content;

- the need to keep pace with rapid technological change;

- government regulation of the Internet, including taxation; and

- threats to the computer systems that operate our website and related support systems, including viruses, malware and other malicious code, misconfiguration, systems failure or inadequacy, compromise or unauthorized access and similar disruptions.

Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which could negatively impact our business, financial condition and results of operations.

Increases in the price of raw materials, fuel and labor, or their reduced availability, could increase our cost of goods and cause delays.

The price and availability of raw materials may fluctuate substantially, depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather patterns, supply conditions, transportation costs, energy prices, work stoppages, government regulation and government policy, economic climates, market speculation and other unpredictable factors. Fluctuations in the price and availability of fuel, labor and raw materials, such as cotton, could affect our cost of goods and an inability to mitigate these cost increases, unless sufficiently offset with our pricing actions, might cause a decrease in our profitability, while any related pricing actions might cause a decline in our sales volume. Additionally, any decrease in the availability of raw materials could impair our ability to meet our production or purchasing requirements in a timely manner. Both the increased cost and lower availability of merchandise, raw materials, fuel and labor may have an adverse impact on our cash flow and working capital needs as well as those of our suppliers.

We rely upon third-party land-based and air freight carriers for merchandise shipments from our fulfillment centers to customers and our retail stores. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased transportation costs, associated with such carriers' ability to provide delivery services to meet outbound shipping needs. In addition, if the cost of fuel rises, the cost to deliver merchandise from fulfillment centers to customers and our retail stores may rise and, although some of these costs are paid by our customers, such costs could have an adverse impact on our profitability. Failure to procure suppliers of products from our third-party suppliers and deliver merchandise to customers and our retail stores in a timely, effective and economically viable manner could damage our reputation and adversely affect our business. In addition, any increase in distribution costs and expenses could adversely affect our future financial performance.

If our key suppliers or service providers were unable or unwilling to provide the products and services we require, our business could be adversely affected.

Our products are sourced through third-party purchasing agents and a variety of domestic and international suppliers. If these suppliers are unable or unwilling to provide the products or services that we require or materially increase their costs, our ability to offer and deliver our products on a timely and profitable basis could be impaired, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure that any or all of our relationships will not be terminated or that such relationships will continue as presently in effect. Furthermore, if any of our significant suppliers were to become subject to bankruptcy, receivership or similar proceedings, customs actions, or other legal actions, we may be unable to arrange for alternate or replacement relationships on terms as favorable as our current terms, which could adversely affect our sales and operating results.

Our growth strategy is influenced by the willingness and ability of our suppliers to efficiently manufacture our products in a manner that is consistent with our standards for quality and value. If we cannot obtain a sufficient amount and variety of quality products at acceptable prices, it could have a negative impact on our competitive position. This could result in lower revenue and decreased customer interest in our product offerings, which, in turn, could adversely affect our business and results of operations. Our arrangements with our suppliers are generally not exclusive. As a result, our suppliers might be able to sell similar or identical products to certain of our competitors, some of which purchase products in significantly greater volume. Our competitors may enter into arrangements with suppliers that could impair our ability to obtain our products from those suppliers, including by requiring suppliers to enter into exclusive arrangements, which could limit our access to such arrangements or products.

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business and results of operations.

We have entered into agreements with third parties for logistics services, information technology systems (including hosting our website), operating our call center during certain hours, software development and support, catalog production, select marketing services, processing gift card activity, distribution and packaging and employee benefits. Services provided by any of our third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Any failure by a third party to provide us with services for which we have contracted on a timely basis or within service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and results of operations.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, we cannot assure you that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In the normal course of business we often collect, retain and transmit customer personal and credit card information, employee personal information, and other sensitive and confidential information. The protection of customer and employee information, and the Company's intellectual property, from potential threats is vitally important to the Company. Consumers and employees continue to have significant concerns about the security of personal information, especially when transmitted over the Internet, and the use, retention, disclosure, and privacy of such information. We continually evaluate and upgrade our information systems, security measures, and practices to combat the ever-evolving cyber risks and to comply with our legal and regulatory obligations, and we provide cybersecurity awareness training around phishing, social engineering, and other cyber risks to our employees, in an effort to elevate our cybersecurity posture and give our workforce the skills to both avoid and report cyber threats. Despite our risk management efforts, vendor due diligence, and security measures, our facilities and systems and those of our third-party service providers, are subject to increasingly complex cyber risks, including cyber extortion, data breaches, unauthorized access, denial of service, vendor or employee misconduct, ransomware and other malicious software, and data exfiltration. We and our employees and customers could suffer significant harm if any personal, financial, or credit card information was accessed or disclosed by an unauthorized third party, or our information technology systems or those of our third party providers were compromised or subject to data loss, exfiltration, corruption, or disruption. Any security incident or data breach could severely damage our reputation and our relationships with customers, business partners and employees, cause us to incur significant costs and expenses to investigate, remediate and notify affected individuals, and expose us to an increased risk of litigation, regulatory enforcement, fines and penalties, and other losses and liabilities. In addition, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become more complex and uncertain due to recent high-profile privacy and security incidents and legislative efforts across the globe. As a result, we may incur significant costs to comply with laws regarding the use, retention, disclosure, security, and privacy of personal information.

We rely significantly on information technology, and any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on information technology systems. We rely heavily on information technology to track sales and inventory and manage our supply chain. We are also dependent on information technology, including the Internet, for our direct-to-consumer sales, including our e-commerce and catalog operations and retail business credit card transaction authorization. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage or interruption. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach of security of these systems could adversely impact the operations of our business, including disruption of our ability to accept and fulfill customer orders, effective management of inventory, inefficient ordering and replenishment of products, e-commerce operations, retail business credit card transaction authorization and processing, corporate email communications and our interaction with the public on social media.

Our failure to retain our executive management team and to attract qualified new personnel could adversely affect our business and results of operations.

We depend on the talents and continued efforts of our executive management team. The loss of members of our executive management may disrupt our business and adversely affect our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate and retain additional qualified personnel. We believe that having an executive management team with qualified personnel who are passionate about our brand, have extensive industry experience and have a strong customer service ethic has been an important factor in our historical success, and we believe that it will continue to be important to growing our business. Competition for these types of personnel is intense, and we may not be successful in attracting, integrating and retaining the personnel required to grow and operate our business profitably.

An inability to attract and retain qualified employees to meet our staffing needs in our corporate office, stores, fulfillment centers or call center could result in higher payroll costs and adversely affect our operating results.

Our performance is dependent on attracting and retaining a large number of qualified employees. Many of our strategic initiatives require that we hire and/or develop associates with appropriate experience. Attracting and retaining a sufficient number of qualified employees to meet our staffing needs may be difficult, since the competition for these types of personnel is intense. Many of our staffing needs in our stores, fulfillment centers and call center are entry-level or part-time positions with historically high rates of turnover. If we cannot attract and retain employees with the qualifications we deem necessary to meet our staffing needs in our corporate office, stores, fulfillment centers and call center, our ability to effectively operate may be adversely affected. In addition, our staffing needs are especially high during the peak holiday season. We cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

Our business is seasonal, and if we do not efficiently manage inventory levels, our results of operations could be adversely affected.

Our business is subject to seasonal influences, with increased net sales and net income realized during the fourth quarter of our fiscal year, which includes the holiday season. See Part I, Item 1 Business, under the heading "*Seasonality,*" for our net sales and net income realized during the fourth quarter of our fiscal year for each of the past two fiscal years.

We must maintain sufficient inventory levels to operate our business successfully, but we must also avoid accumulating excess inventory, which increases working capital needs and potentially lowers gross margins. We obtain substantially all of our inventory from suppliers located outside the United States. Some of these suppliers often require lengthy advance notice of order requirements in order to be able to manufacture and supply products in the quantities requested. This usually requires us to order our products, and enter into commitments for the purchase of our products, well in advance of the time these products will be offered for sale. As a result, it may be difficult to respond to changes in customer demand. If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, inventory levels will not be appropriate and our results of operations could be adversely affected.

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in amounts sufficient to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could reduce profitability. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. Furthermore, if too many customers access our website within a short period of time due to increased holiday demand, we may experience system interruptions that could make our website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of products we sell as well as the attractiveness of our product offerings. In addition, we or our third-party service providers may be unable to adequately staff our fulfillment and customer service centers during these peak periods, and our delivery service providers and other fulfillment companies may be unable to meet the peak seasonal demand.

As a result of holiday sales, inventories, accounts payable and borrowings under our revolving line of credit typically reach their highest levels in October or November of each year (other than as a result of cash flow provided by or used in investing and financing activities). Inventories, accounts payable and borrowings under our revolving line of credit then typically decline steadily during the holiday season, resulting in our cash typically reaching its highest level, and borrowings under our revolving line of credit reaching their lowest level, typically near December 31 of each year.

If we fail to manage our growth effectively, our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people, information systems and facilities and expand, train and manage our employee base. To support continued growth, we must effectively integrate, develop and motivate a large number of employees. Failure to improve and expand our infrastructure of employees may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth of our business places significant demands on our management and other employees. The growth of our business may require significant additional resources to meet these daily demands, which may not scale in a cost-effective manner or may negatively affect the quality of our website, retail stores, fulfillment centers, call center and other aspects of the customer experience. We are also required to manage relationships with a growing number of suppliers, customers and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of these relationships. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

Financial Risks

Our net sales and profits depend on the level of consumer spending for apparel, footwear and accessories, which is sensitive to general economic conditions and other factors. An economic recession or a decline in consumer spending could have a material adverse effect on our business and results of operations.

The apparel, footwear and accessories industry has historically been subject to cyclical variations and is particularly affected by adverse trends in the general economy. The success of our business depends on consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, unemployment, stock market performance, extreme weather conditions, energy prices and tax rates in the national, regional and local markets where we sell our products. A decline in actual or perceived economic conditions or other factors could negatively impact the level of consumer spending and have a material adverse impact on our business and results of operations.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, Paypal, gift cards and physical bank checks. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in increased costs and reduce the ease of use of certain payment methods), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering profitability. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In each case, it could disrupt our business if these third-party service providers suffer a data breach, or become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our systems containing payment information are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our customers and process electronic funds transfers or facilitate other types of payments, and our business and operating results could be adversely affected.

We depend on cash generated from our operations to support our growth, which could strain our growth.

We primarily rely on cash flow generated from our direct-to-consumer and retail store sales and borrowings under our credit facility to fund our current operations and our growth initiatives. As we expand our business, we will need significant amounts of cash to pay our existing and future lease obligations, purchase inventory, pay personnel and invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our existing revolving credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned investments and other activities. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose on us covenants that restrict our operations and will require interest payments that would create additional cash demands and financial risk for us.

We may be unable to accurately forecast our operating results and growth rate, and our growth rate may decline over time.

We may not be able to accurately forecast our operating results and growth rate. We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions, among other things. The growth rates in net sales and profitability that we have experienced historically may not be sustainable as our customer base expands and we achieve higher market penetration rates, and our percentage growth rates may decrease. The growth of our sales and profitability depends on the continued growth of demand for the products we offer, and our business is affected by general economic and business conditions. A softening of demand, whether caused by changes in customer preferences or a weakening of the economy or other factors, may result in decreased net sales or growth. In addition, we experience seasonal trends in our business, and this variability may make it difficult to predict net sales and could result in significant fluctuations in our operating results from period to period. Furthermore, most of our expenses and investments are fixed, and we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our net sales results. Failure to accurately forecast our operating results and growth rate could cause our actual results to be materially lower than anticipated, and if our growth rates decline as a result, investors' perceptions of our business may be adversely affected, and the market price of our Class B common stock could decline.

Our failure to comply with restrictive covenants under our revolving credit facility and other debt instruments could trigger prepayment obligations.

Our failure to comply with the restrictive covenants under our revolving credit facility and other debt instruments could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

Legal, Tax, Compliance, Reputable and Other Risks

We may be subject to increased labor costs due to external factors, including changes in laws and regulations, and we may be subject to unionization, work stoppages or slowdowns.

Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, actions by our competitors with respect to compensation levels and changing demographics. Currently none of our employees are represented by a union, but our employees have the right to under the National Labor Relations Act. Changes that adversely impact our ability to meet our labor needs in a cost-effective manner could adversely affect our operating results. In addition, the employer mandate provisions of the Patient Protection and Affordable Health Care Act (the "PPACA"), changes in regulations under the PPACA, changes in federal and state minimum wage laws and other laws and regulations relating to employee benefits could cause us to incur additional wage and benefit costs, which could negatively impact our business, financial condition and results of operations.

Unseasonal or severe weather conditions may adversely affect our merchandise sales.

Our business is adversely affected by unseasonal weather conditions. Sales of certain seasonal apparel items, especially outerwear, are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. Sales of our spring and summer products, which traditionally consist of lighter weight clothing, are adversely affected by cool or wet weather. Similarly, sales of our fall and winter products, which are traditionally weighted toward outerwear, are adversely affected by mild, dry or warm weather. Severe weather events may impact our ability to supply our retail stores, deliver orders to customers on schedule and staff our retail stores, fulfillment centers and call center, which could have an adverse effect on our business and results of operations.

Our product designs are not protected by substantial intellectual property rights.

Due to the rapid pace of change in the apparel, footwear and accessories industry, the length of time it takes to obtain patents and the expense and uncertainty of obtaining patent protection, we have not taken steps to obtain patent protection for our innovative product designs. Competitors have attempted to copy our product designs in the past, and we expect that if we are able to raise our national profile, our products may be subject to greater imitation by existing and new competitors. If we are not able to continue rapid innovation of new products and product features, our brand may be harmed and our results of operations may be materially adversely affected.

If we are unable to protect or preserve our brand image and our proprietary rights, our business may be adversely affected.

We regard our trademarks, copyrights, trade secrets and similar proprietary rights as critical to our success. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our associates, consultants, suppliers and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our trademarks and other intellectual property worldwide. Unauthorized use of our trademarks, copyrights, trade secrets or other intellectual property rights may cause significant damage to our brand and our ability to effectively represent ourselves to agents, suppliers, vendors, licensees and/or customers. While we intend to enforce our intellectual property rights, there can be no assurance that we are adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights or other intellectual property rights for any reason, or if we fail to maintain our brand image due to merchandise and service quality issues, actual or perceived, adverse publicity, governmental investigations or litigation or other reasons, our brand and reputation could be damaged and our business may be adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

Third parties may sue us for alleged infringement of their proprietary rights or use intellectual property rights to interfere with or attempt to interfere with the manufacture of products for us or the supply of products to us. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark or design and/or pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be. We could also be required to pay substantial damages. Such infringement claims could harm the Duluth Trading brand. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could adversely affect our financial results.

If our independent suppliers do not use ethical business practices or comply with applicable regulations and laws, our reputation could be materially harmed and our business and results of operations may be adversely affected.

Our reputation and customers' willingness to purchase our products depend in part on our suppliers' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, freedom of association, unlawful inducements, safe and healthy working conditions and with all legal and regulatory requirements relating to the conduct of their business. While we operate compliance and monitoring programs to promote ethical and lawful business practices, we do not exercise ultimate control over our independent suppliers or their business practices and cannot guarantee their compliance with ethical and lawful business practices. Violation of labor or other laws by our suppliers, or the divergence of a supplier's labor practices from those generally accepted as ethical in the United States, could materially hurt our reputation, which could have an adverse effect on our business and results of operations.

We may be subject to assessments for additional taxes, including sales taxes, which could adversely affect our business.

In accordance with current law, we pay, collect and/or remit taxes in those states where we or our subsidiary, as applicable, maintain a physical presence. While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, tax laws are complex and their application differs from state to state. It is possible that some taxing jurisdictions may attempt to assess additional taxes and penalties on us or assert either an error in our calculation, a change in the application of law or an interpretation of the law that differs from our own, which may, if successful, adversely affect our business and results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in *South Dakota v. Wayfair, Inc. et al*, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments have adopted, or begun to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could have an impact on our business, financial condition and results of operations.

We may become involved in a number of legal proceedings and audits, and outcomes of such legal proceedings and audits could adversely affect our business, financial condition and results of operations.

Our business requires compliance with many laws and regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. Failure to achieve compliance could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits including government and agency investigations, and consumer, employment, tort and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions which could negatively affect our operations or require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, causing a material adverse effect on our business, financial condition and results of operations. There can be no assurance that any pending or future legal proceedings and audits will not have a material adverse effect on our business, financial condition and results of operations.

Changes to accounting rules or regulations could significantly affect our financial results.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. New accounting rules or regulations and changes to existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations could negatively affect our results of operations and financial condition through increased compliance costs.

Risks Related to Ownership of our Class B Common Stock

The dual class structure of our common stock and the existing ownership of common stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.

Our Class A common stock has ten votes per share, and our Class B common stock has one vote per share. Given the greater number of votes per share attributed to our Class A common stock, our Chairman, Stephen L. Schlecht, who is our only Class A shareholder, beneficially owns shares representing more than 50% of the voting power of our outstanding capital stock. As a result of our dual class ownership structure, Mr. Schlecht will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. Mr. Schlecht together with our other executive officers, directors and their affiliates, owns shares representing the majority of the voting power of our outstanding capital stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, these shareholders will be able to control elections of directors, amendments of our articles of incorporation or bylaws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class B common stock.

Additionally, the holder of our Class A common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. The holder of our Class A common stock will also be entitled to a separate vote in the event we seek to amend our articles of incorporation in a manner that alters or changes the powers, preferences or special rights of the Class A common stock in a manner that affects its holder adversely.

We are a controlled company within the meaning of the NASDAQ rules, and as a result, we rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Mr. Schlecht controls more than 50% of the total voting power of our common stock, and we are considered a controlled company under the NASDAQ corporate governance listing standards. As a controlled company, certain exemptions under the NASDAQ listing standards exempt us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements:

- that a majority of our board of directors consist of independent directors, as defined under the rules of NASDAQ;

- that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Although we have a majority of independent directors on our board, we are a controlled company. As such, there is no guarantee that we will not take advantage of this exemption in the future. Accordingly, as long as we are a controlled company, holders of our Class B common stock may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Class B common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations, particularly in our growth rates and margins;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

- changes in operating performance and stock market valuations of other technology or retail companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- changes in our board of directors or management;

- sales of large blocks of our Class B common stock, including sales by our executive officers, directors and significant shareholders;

- lawsuits threatened or filed against us;

- changes in laws or regulations applicable to our business;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales, hedging and other derivative transactions involving our capital stock;

- general economic conditions in the United States and abroad; and

- other events or factors, including those resulting from pandemics, war, incidents of terrorism or responses to these events.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail and e-commerce companies. Stock prices of many retail companies and e-commerce companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially adversely affect our business, financial condition and operating results.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class B common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could materially adversely affect our business and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be materially adversely affected.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

Anti-takeover provisions in our charter documents and under Wisconsin law could make an acquisition of our company more difficult, limit attempts by our shareholders to replace or remove our current management and limit the market price of our Class B common stock.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition to the dual class structure of our common stock, our amended and restated articles of incorporation and amended and restated bylaws include provisions that:

- permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a shareholder rights plan;

- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at annual or special shareholder meetings.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Wisconsin, the Wisconsin control share acquisition statute and Wisconsin's "business combination" provisions would apply and limit the ability of an acquiring person to engage in certain transactions or to exercise full voting power of acquired shares under certain circumstances. As a result, offers to acquire us, which may represent a premium over the available market price of our Class B common stock, may be withdrawn or otherwise fail to be realized.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

The following table sets forth the location, primary use and size of our leased and owned facilities as of January 29, 2023.

Location	Number of Stores	Primary Use	Gross Sq Ft	Leased/Owned
		Retail Stores		
North East				
Connecticut	1	Store	9,792	Leased
Maine	1	Store	12,951	Leased
Massachusetts	1	Store	16,360	Leased
New Jersey	2	Store	24,741	Leased
Pennsylvania	2	Store	34,945	Leased
Rhode Island	1	Store	14,528	Leased
Midwest				
Illinois	3	Store	38,410	Leased
Indiana	1	Store	14,557	Leased
Iowa	1	Store	12,249	Leased
Kansas	1	Store	15,385	Leased
Michigan	3	Store	45,588	Leased
Minnesota	4	Store	61,900	Leased
Missouri	2	Store	27,692	Leased
Nebraska	1	Store	15,757	Leased
North Dakota	1	Store	14,557	Leased
Ohio	4	Store	58,420	Leased
South Dakota	1	Store	9,166	Leased
Wisconsin	4	Store	53,246	Leased
South				
Alabama	2	Store	31,312	Leased
Arkansas	1	Store	15,656	Leased
Florida	1	Store	14,557	Leased
Georgia	1	Store	20,041	Leased
Kentucky	2	Store	28,582	Leased
North Carolina	2	Store	41,672	Leased
Oklahoma	1	Store	15,536	Leased
Tennessee	2	Store	27,325	Leased
Texas	6	Store	92,212	Leased
Virginia	2	Store	31,828	Leased
West				
Alaska	1	Store	25,409	Leased
Colorado	3	Store	52,643	Leased
Oregon	2	Store	39,463	Leased
Utah	1	Store	15,602	Leased
Washington	1	Store	15,656	Leased
		Other		
Mount Horeb, WI		Photo Studio	7,000	Leased
Belleville, WI		Outlet store	17,890	Owned
Oshkosh, WI		Outlet store	12,777	Leased
Red Wing, MN		Outlet store	15,560	Leased
Mount Horeb, WI		Corporate headquarters	108,000	Leased
Belleville, WI		Fulfillment center	220,000	Owned
Dubuque, IA		Fulfillment center	216,000	Leased
Adairsville, GA		Fulfillment center	494,144	Leased
Salt Lake City, UT		Fulfillment center	228,800	Leased

The leases on our retail stores expire at various times and are subject to renewal options and rent escalation provisions. We consider these properties to be in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

Information about our Executive Officers

The following is a list of names and ages of executive officers of Duluth Trading indicating all positions and offices held by each such person and each such person's principal occupation(s) or employment during the past five years. Officers are appointed annually by the Board of Directors at the meeting of directors immediately following the annual meeting of shareholders. There are no family relationships among these officers, except as disclosed below, arrangements or understandings between any officer and any other person pursuant to which the officer was selected. The information presented below is as of March 17, 2023.

Name	Age	Office
Stephen L. Schlecht	75	Mr. Schlecht is the founder of our Company and has served as Chairman of the Board and Senior Advisor since May 2021. Mr. Schlecht has served on our Board of Directors since our founding in 1986. Mr. Schlecht previously served as our Chairman of the Board of Directors and Chief Executive Officer from February 2003 to February 2015 and then as Executive Chairman of the Board from February 2015 to May 2021. Mr. Schlecht served as Chief Executive Officer of the Company from February 2003 to February 2015 and from August 2019 to May 2021 and as President from February 2003 to February 2012. He also served as President and Chief Executive Officer of GEMPLER'S, Inc., which he founded in 1986 until February 2003. Mr. Schlecht holds a B.S.B.A. degree and an M.B.A. from Northwestern University. Mr. Schlecht is the father of Richard W. Schlecht, our Senior Vice President of Product, Visual and Creative.
Samuel M. Sato	59	Mr. Sato was appointed to our Board of Directors in May 2021, and since that time has served as President and Chief Executive Officer. He previously served as the Chief Executive Officer of The Finish Line, Inc., from February 2016 to February 2019, and also served on the Board of Directors of The Finish Line, Inc. from October 2014 to February 2019. Mr. Sato previously served as President of The Finish Line, Inc. from October 2014 to February 2016, President, Finish Line Brand, from October 2012 to October 2014, and President and Chief Merchandising Officer from October 2010 to September 2012, as well as The Finish Line, Inc.'s Executive Vice President, Chief Merchandising Officer from to March 2007 to October 2010. Mr. Sato began his career in 1985 at Nordstrom Inc., where he held various leadership roles within merchandising. Mr. Sato has been involved in the retail industry for over 30 years.
David Loretta	55	Mr. Loretta has been our Chief Financial Officer since July 2017. Mr. Loretta previously served four years as President and Chief Financial Officer of Nordstrom Bank and led all financial and operating functions of their proprietary card operations. During his tenure, Mr. Loretta was responsible for financial reporting, budgeting, forecasting and long-range strategic planning as well as operational leadership. Previously at Nordstrom, Inc., he served as corporate Vice President and Treasurer overseeing treasury, investor relations and corporate development. Before his 13 years with Nordstrom, Mr. Loretta was Director of Planning and Analysis for Restoration Hardware, Inc., where he developed a companywide budgeting, forecasting and reporting process for the retail stores, catalog direct mail and e-commerce. Following his time at Nordstrom, Mr. Loretta launched and operated his own company, Pacific Time, LLC, a unique food and beverage business, from 2014 to 2016. Mr. Loretta holds a B.A. in Business Economics from the University of California, Riverside and earned an MBA from San Diego State University.
David S. Homolka	56	Mr. Homolka has served as our Senior Vice President of Talent, DE&I, and Retail Operations since February 2020 and previously served as our Vice President of Human Resources, Store Operations and Asset Protection from January 2019 to February 2020, and Vice President of Human Resources from February 2017 to January 2019. Mr. Homolka previously served as Chief Property and Design Officer and Vice President of Real Estate, Store Design and Construction at Cabela's from October 2015 to February 2017 and Vice President of Human Resources and Asset Protection from January 2012 to October 2015.
Richard W. Schlecht	42	Mr. Schlecht has served as our Senior Vice President of Product, Merchandise and Inventory since March 2022, and has previously served as our Senior Vice President of Product, Visual and Creative from February 2020 to March 2022, Vice President of Product Development from March 2016 to February 2020 and Director of Product Development from September 2013 to March 2016. Mr. Schlecht holds a BSBA degree with a minor in

		Statistics from Denver University. Mr. Schlecht is the son of Stephen L. Schlecht, the Chairman of the Board of Directors of Duluth Holdings Inc.
Neala Shepherd	46	Ms. Shepherd has served as our Senior Vice President, Customer Experience since March 2022, serving as caretaker of the brand and voice of customer experience across all facets of the Company. She previously served as our Vice President of Merchandising and Marketing from May 2020 to March 2022 and Vice President of Marketing from February 2019 to May 2020. Prior to joining Duluth Trading, she served as Senior Director of Marketing for The Buckle, a leading specialty retailer in fashion apparel, from October 2017 to 2019. Previously, she spent 15 years at Cabela's in a variety of leadership roles across Marketing, Advertising, Creative and Brand, most recently serving as Senior Director of Marketing from September 2015 to October 2017. She earned a B.S. degree in Communications / Marketing from Oklahoma Christian University in 1999.
AJ Sutera	56	Mr. Sutera has served as our Senior Vice President, Chief Technology and Logistics Officer since August 2022. Mr. Sutera previously served as the Chief Technology Officer of JD Sports Fashion / Finish Line from March 2016 through August 2021, where Mr. Sutera oversaw the Company's information and technology functions and digital operational solutions. Before that, Mr. Sutera served as the Chief Technology Officer for the Hudson's Bay Company from 2013 to 2016 and Chief Technology Officer & Digital Operations for Saks Fifth Avenue from 2007 to 2013. Earlier in his career, he held senior technology roles with companies including JetBlue Airways, Liberty Travel / GOGO Worldwide Vacations, Volvo North America, and General Electric.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Listing and Trading

Our Class B common stock is traded on the NASDAQ Global Select Market under the symbol "DLTH," since our initial public offering on November 19, 2015. Our Class A common stock is neither listed nor traded on an exchange.

Shareholders of Record

As of March 7, 2023, there were approximately 76 holders of record, based upon data provided by our transfer agent, of our Class B common stock, one of whom is the sole holder of our Class A common stock. We believe the number of beneficial holders of the Company's Class B common stock is in excess of this amount.

Dividends

Our Class B common stock began trading on November 20, 2015, since that time, we have not declared any cash dividends, and we do not anticipate declaring any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding our equity compensation plans is set forth in Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes and information contained in other sections included elsewhere in this annual report, particularly, "Risk Factors," and "Business." This discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See "Forward-Looking Statements." These forward-looking statements are subject to numerous risks and uncertainties, including those described under "Risk Factors." Our actual results could differ materially from those suggested or implied by any forward-looking statements.

Management's discussion focuses on fiscal 2022 results compared to fiscal 2021. Fiscal year 2022 and 2021 were 52-week periods. For a discussion of fiscal 2021 results compared to fiscal 2020, refer to the Company's Annual Report on Form 10-K for the year ended January 30, 2022.

Overview

We are a lifestyle brand of men's and women's casual wear, workwear and accessories sold primarily through our own omnichannel platform. We offer products nationwide through our website and catalog. In 2010, we initiated our omnichannel platform with the opening of our first store. Since then, we have expanded our retail presence, and as of January 29, 2023, we operated 62 retail stores and three outlet stores.

We offer a comprehensive line of innovative, durable and functional products, such as our Longtail T® shirts, Buck Naked™ underwear, Fire Hose® work pants and No-Yank™ Tank, which reflect our position as the Modern, Self-Reliant American Lifestyle brand. Our brand has a heritage in workwear that transcends tradesmen and appeals to a broad demographic for everyday and on-the-job use.

From our heritage as a catalog for those working in the building trades, Duluth Trading has become a widely recognized brand and proprietary line of innovative and functional apparel and gear. Over the last decade, we have created strong brand awareness, built a loyal customer base and generated robust sales momentum. We have done so by sticking to our roots of "there's gotta be a better way" and through our relentless focus on providing our customers with quality, functional products.

A summary of our financial results is as follows:

- Net sales in fiscal 2022 decreased by 6.5% over the prior year to $653.3 million;

- Net income in fiscal 2022 was $2.2 million compared to prior year net income of $29.6 million; and

- Adjusted EBITDA in fiscal 2022 decreased 43.8% over the prior year to $43.5 million.

See "Reconciliation of Net Income to EBITDA and EBITDA to Adjusted EBITDA" section for a reconciliation of our net income to EBITDA and EBITDA to Adjusted EBITDA, both of which are non-U.S. GAAP financial measures. See also the information under the heading "Adjusted EBITDA" in the section "How We Assess the Performance of Our Business" for our definition of Adjusted EBITDA.

Our management's discussion and analysis includes market sales metrics for our stores, website and catalog sales. Market areas are determined by a third-party that divides the United States and Puerto Rico into 280 unique geographical areas. Our store market sales metrics include sales from our stores, website and catalog. Our non-store market sales metrics include sales from our website, catalog and orders placed through the call center.

Economic Conditions

The United States economy has experienced high inflation during 2021 and 2022 and there are expectations in the market that inflation may remain at elevated levels.

The ultimate impact of higher inflationary periods on our operational and financial performance still depends on future developments outside of our control. Given the uncertainty, we cannot reasonably estimate store traffic patterns and the prolonged impact on overall consumer demand.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our operating results.

Net Sales

Net sales reflect our sale of merchandise plus shipping and handling revenue collected from our customers, less returns and discounts. Direct-to-consumer sales are recognized upon shipment to a customer, while store sales are recognized at the point of sale.

Gross Profit

Gross profit is equal to our net sales less cost of goods sold. Gross profit as a percentage of our net sales is referred to as gross margin. Cost of goods sold includes the direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost and net realizable reserves; inbound freight; and freight from our fulfillment centers to our retail stores. The primary drivers of the costs of individual goods are raw material costs. Depreciation and amortization are excluded from gross profit. We expect gross profit to increase to the extent that we successfully grow our net sales. Shipping and handling revenue is also reflected in our gross profit and gross profit margin. Our gross profit may not be comparable to other retailers, as we do not include distribution network and store occupancy expenses in calculating gross profit, but instead we include them in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs not included in cost of goods sold. These expenses include all payroll and payroll-related expenses and occupancy expenses related to our stores and to our operations at our headquarters, including utilities, depreciation and amortization. They also include marketing expense, which primarily includes television, digital and social media advertising, catalog production, mailing and print advertising costs, as well as all logistics costs associated with shipping product to our customers, consulting and software expenses and professional services fees. Selling, general and administrative expenses as a percentage of net sales is usually higher in lower-volume quarters and lower in higher-volume quarters because a portion of the costs are relatively fixed.

While we expect these expenses to increase as we continue to increase brand awareness and invest in infrastructure to support our business, we believe these expenses will decrease as a percentage of sales over time. Our shipping and handling expenses typically increase during the second half of the year due to additional surcharges during our peak selling season.

Adjusted EBITDA

We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of operating results by excluding the effects of financing and investing activities by eliminating the effects of interest and depreciation costs and eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business.

We define Adjusted EBITDA as consolidated net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. We believe Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other items. This non-GAAP measure may not be comparable to similarly titled measures used by other companies.

Free Cash Flow

We believe Free Cash Flow is a useful measure of performance as an indication of our financial strength and provides additional perspective on our ability to efficiently use capital in executing our growth strategy. We use Free Cash Flow to facilitate a comparison of our operating performance on a consistent basis from period-to-period and our ability to generate cash.

We define Free Cash Flow as net cash provided by operating activities less purchase of property and equipment. This non-GAAP measure may not be comparable to similarly titled measures used by other companies.

Results of Operations

The following table summarizes our consolidated results of operations for the periods indicated, both in dollars and as a percentage of net sales.

	Fiscal Year Ended	
	January 29, 2023	January 30, 2022
(in thousands)		
Net sales	653,307	698,584
Cost of goods sold (excluding depreciation and amortization)	309,872	321,260
Gross profit	343,435	377,324
Selling, general and administrative expenses	337,204	333,225
Operating income	6,231	44,099
Interest expense	3,653	4,717
Other income, net	376	55
Income before income taxes	2,954	39,437
Income tax expense	708	9,887
Net income	2,246	29,550
Less: Net loss attributable to noncontrolling interest	(58)	(152)
Net income attributable to controlling interest	$ 2,304	$ 29,702
Percentage of Net sales:		
Net sales	100.0 %	100.0 %
Cost of goods sold (excluding depreciation and amortization)	47.4 %	46.0 %
Gross profit	52.6 %	54.0 %
Selling, general and administrative expenses	51.6 %	47.7 %
Operating income	1.0 %	6.3 %
Interest expense	0.6 %	0.7 %
Other income, net	0.1 %	— %
Income before income taxes	0.5 %	5.6 %
Income tax expense	0.1 %	1.4 %
Net income	0.3 %	4.2 %
Less: Net loss attributable to noncontrolling interest	— %	— %
Net income attributable to controlling interest	0.3 %	4.2 %

Fiscal 2022 Compared to Fiscal 2021

Net Sales

Net sales decreased $45.3 million, or 6.5%, to $653.3 million in fiscal 2022 compared to $698.6 million in fiscal 2021.

Store market net sales decreased $29.8 million, or 6.1%, to $456.5 million in fiscal 2022 compared to $486.3 million in fiscal 2021. Net sales in non-store markets decreased $14.6 million, or 7.1%, to $191.6 million in fiscal 2022 compared to $206.2 million in fiscal 2021.

Gross Profit

Gross profit decreased $33.9 million, or 9.0%, to $343.4 million in fiscal 2022 compared to $377.3 million in fiscal 2021. As a percentage of net sales, gross margin decreased to 52.6% of net sales in fiscal 2022 compared to 54.0% of net sales in fiscal 2021. The decrease in gross margin rate was primarily due to a lower mix of full price sales, coupled with deeper discounts as a response to the heavily promotional industry environment, particularly during the back half of fiscal 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.0 million, or 1.2%, to $337.2 million in fiscal 2022 compared to $333.2 million in fiscal 2021. Selling, general and administrative expenses as a percentage of net sales increased in fiscal 2022 to 51.6% of net sales, compared to 47.7% of net sales for fiscal 2021. The negative leverage was primarily due to lower net sales in the current period compared to the prior period.

The increase in selling, general and administrative expense was primarily caused by increased depreciation expense from continued investments in technology and throughout our fulfillment network.

Interest Expense

Interest expense decreased $1.0 million to $3.7 million in fiscal 2022 compared to $4.7 million in fiscal 2021. The decrease in interest expense was primarily attributable to the larger amount of long-term debt outstanding in fiscal 2021 compared to fiscal 2022.

Income Taxes

Income tax expense was $0.7 million in fiscal 2022 compared to $9.9 million in fiscal 2021. Our effective tax rate related to controlling interest was 23.5% in fiscal 2022 compared to 25.0% in fiscal 2021.

Net Income Attributable to Controlling Interest

Net income attributable to controlling interest was $2.3 million in fiscal 2022 compared to $29.7 million in fiscal 2021, due to the factors discussed above.

Non-GAAP Financial Measures

See the above section titled "How We Assess the Performance of Our Business," for our definition of Adjusted EBITDA and Free Cash Flow.

Reconciliation of Net Income to EBITDA and EBITDA to Adjusted EBITDA

The following table represents reconciliations of net income to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated below.

	Fiscal Year Ended	
	January 29, 2023	January 30, 2022
(in thousands)		
Net income	$ 2,246	$ 29,550
Depreciation and amortization	30,810	29,225
Amortization of internal-use software hosting subscription implementation costs	3,392	1,797
Interest expense	3,653	4,717
Income tax expense	708	9,887
EBITDA (non-GAAP)	40,809	75,176
Stock based compensation	2,711	2,198
Adjusted EBITDA (non-GAAP)	$ 43,520	$ 77,374

As a result of the factors discussed above in the "Results of Operations" section, Adjusted EBITDA decreased $33.9 million, or 43.8%, to $43.5 million in fiscal 2022 compared to $77.4 million in fiscal 2021. As a percentage of net sales, Adjusted EBITDA decreased to 6.7% of net sales in fiscal 2022 compared to 11.1% of net sales in fiscal 2021.

Free Cash Flow

The following table represents a reconciliation of Net cash provided by operating activities, the most comparable U.S. GAAP financial measure, to free cash flow.

(in thousands)	Fiscal Year Ended			
	January 29, 2023		January 30, 2022	
Net cash (used in) provided by operating activities	$	(5,628)	$	91,981
Purchases of property and equipment		(22,833)		(10,352)
Free Cash Flow (non-GAAP)	$	(28,461)	$	81,629

Free cash flow decreased $110.1 million to ($28.5) million in fiscal 2022 compared to $81.6 million in fiscal 2021. The decrease was primarily driven by lower net income, higher inventory levels and higher purchases of property and equipment.

Liquidity and Capital Resources

General

Our business relies on cash from operating activities and a credit facility as our primary sources of liquidity. Our primary cash needs have been for inventory, marketing and advertising, payroll, store leases, and capital expenditures associated with infrastructure and information technology. The most significant components of our working capital are cash, inventory, accounts payable and other current liabilities. At January 29, 2023 our working capital was $107.9 million, which includes cash and cash equivalents of $45.5 million.

We spent $31.5 million in fiscal 2022 on capital expenditures, inclusive of investments in software hosting implementation costs, which are included in Prepaid expenses & other current assets on the Company's Consolidated Balance Sheets. We expect to spend approximately $55.0 million in fiscal 2023 on capital expenditures, of which approximately $42.1 million will be related to continued logistics optimization from introducing the new automated fulfillment center in Adairsville, Georgia. Due to the seasonality of our business, a significant amount of cash from operating activities is generated during the fourth quarter of our fiscal year. During the first three quarters of our fiscal year, we typically are net users of cash in our operating activities as we acquire inventory in anticipation of our peak selling season, which occurs in the fourth quarter of our fiscal year. We also use cash in our investing activities for capital expenditures throughout all four quarters of our fiscal year.

We believe that our cash flow from operating activities and the availability of cash under our credit facility will be sufficient to cover working capital requirements and anticipated capital expenditures for the foreseeable future.

Cash Flow Analysis

A summary of operating, investing and financing activities is shown in the following table.

(in thousands)	Fiscal Year Ended			
	January 29, 2023		January 30, 2022	
Net cash (used in) provided by operating activities	$	(5,628)	$	91,981
Net cash used in investing activities		(22,641)		(10,150)
Net cash used in financing activities		(3,234)		(51,364)
(Decrease) Increase in cash and cash equivalents	$	(31,503)	$	30,467

Net Cash Provided by Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items that include depreciation and amortization, stock-based compensation and the effect of changes in assets and liabilities.

For fiscal 2022, net cash used in operating activities was $5.6 million, which primarily consisted of net income of $2.2 million, non-cash depreciation and amortization of $30.8 million, amortization of stock-based compensation of $2.7 million, which was offset by cash used in operating assets and liabilities of $41.4 million. The cash used in operating assets and liabilities of $41.4 million primarily consisted of a $32.3 million increase in inventory, primarily due to the pull forward of spring receipts, and a $11.8 million decrease in accrued expenses, partially offset by a $12.7 million increase in trade accounts payable.

For fiscal 2021, net cash provided by operating activities was $92.0 million, which primarily consisted of net income of $29.6 million, non-cash depreciation and amortization of $29.2 million, amortization of stock-based compensation of $2.2 million and cash provided by operating assets and liabilities of $36.1 million. The cash provided by operating assets and liabilities of $36.1 million primarily consisted of a $26.4 million decrease in inventory, a $10.5 million increase in trade accounts payable, and a $9.9 million increase in accrued expenses, partially offset by a $4.7 million increase in hosting software implementation costs, a $3.2 million increase in receivables, and a decrease of $2.4 million in prepaid expenses.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures related to a new fulfillment center and information technology.

For fiscal 2022, net cash used in investing activities was $22.6 million, primarily driven by purchases of property and equipment of $22.8 million, primarily related to the Adairsville fulfillment center.

For fiscal 2021, net cash used in investing activities was $10.2 million, primarily driven by purchases of property and equipment of $10.4 million for the Salt Lake City fulfillment center and one new retail store, as well as investments in information technology.

Net Cash (Used in) Provided by Financing Activities

Financing activities consist primarily of borrowings and payments related to our revolving line of credit and other long-term debt, as well as payments on finance lease obligations.

For fiscal 2022, net cash used in financing activities was $3.2 million, primarily consisting of payments on finance lease obligations.

For fiscal 2021, net cash used in financing activities was $51.4 million, primarily consisting of the full paydown of Duluth's bank debt.

Credit Agreement

On May 17, 2018, the Company entered into a credit agreement (the "Credit Agreement") which provided for borrowing availability of up to $80.0 million in revolving credit and associated swing line (the "Revolver") and borrowing availability of up to $50.0 million in a delayed draw term loan ("DDTL"), for a total credit facility of $130.0 million. On April 30, 2020, the Credit Agreement was amended to include an incremental DDTL of $20.5 million (the "Incremental DDTL") that was available to draw upon before March 31, 2021, and matured on April 29, 2021, for a total credit facility of $150.5 million. The loan covenants were also amended to allow for greater flexibility during the Company's peak borrowing periods in fiscal 2020. The interest rate applicable to the Revolver or DDTL was a fixed rate for a one-, two-, three- or six-month interest period equal to LIBOR (with a 1% floor) for such interest period plus a margin of 225 to 300 basis points, based upon the Company's rent adjusted leverage ratio. The interest rate applicable to the Incremental DDTL was also a fixed rate over the aforementioned interest periods equal to LIBOR (with a 1% floor) for such interest period plus a margin of 275 to 350 basis points.

On May 14, 2021, the Company terminated the Credit Agreement, and entered into a new credit agreement (the "New Credit Agreement"), which was treated as a modification for accounting purposes. The New Credit Agreement originally matured on May 14, 2026 and provided for borrowings of up to $150.0 million that were available under a revolving senior credit facility, with a $5.0 million sublimit for issuance of standby letters of credit, as well as a $10.0 million sublimit for swing line loans. At the Company's option, the interest rate applicable to the revolving senior credit facility was a floating rate equal to: (i) the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus the applicable rate of 1.25% to 2.00% determined based on the Company's rent adjusted leverage ratio, or (ii) the base rate plus the applicable rate of 0.25% to 1.00% based on the Company's rent adjusted leverage ratio. The New Credit Agreement is secured by essentially all Company assets and requires the Company to maintain compliance with certain financial and non-financial covenants, including a maximum rent adjusted leverage ratio and a minimum fixed charge coverage ratio as defined in the New Credit Agreement.

On July 8, 2022, the Company entered into the First Amendment to the New Credit Agreement (the "First Amendment"), which was treated as a modification for accounting purposes. The First Amendment amends the New Credit Agreement in order to (i) increase the revolving commitment from $150.0 million to $200.0 million; (ii) extend the maturity date from May 14, 2026 to July 8, 2027; (iii) amend the pricing index to replace BSBY with the Term Secured Overnight Financing Rate; and (iv) to reduce the commitment fee in some instances. As of and for the fiscal year ended January 29, 2023, we were in compliance with all financial and non-financial covenants.

Contractual Obligations

In connection with our investing and operating activities, we have entered into certain contractual obligations. See Note 3 "Leases" of Notes to Consolidated Financial Statements for additional discussion of these obligations.

Off-Balance Sheet Arrangements

We are not a party to any significant off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our accounting policies, estimates, and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions and such differences could be material to the consolidated financial statements.

We evaluated the development and selection of our critical accounting estimates and believe that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical.

Product Return Reserve

The Company currently estimates product return reserve using its own historical sales information. The Company regularly assesses and adjusts the estimate of accrued sales returns by updating return rates for actual company trends and projected costs. While returns have historically been within our expectations, future return rates may differ from those experienced in the past. Changes in these estimates can have a material impact on our financial statements. We believe the accounting estimate related to product returns is a critical accounting estimate because it requires us to make assumptions about future potential returns, which are highly uncertain.

Critical Accounting Policies

With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 2, "Summary of Significant Accounting Policies" of Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Leases

The Company recognizes ROU assets and lease liabilities related to leases on the Company's consolidated balance sheets. The Company determines if an arrangement is, or contains, a lease at inception. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the lease liability represents the present value of the remaining lease payments and the ROU asset is measured at the amount of the lease liability, adjusted for pre-paid rent, unamortized initial direct costs and the remaining balance of lease incentives received. Both the lease ROU asset and liability are reduced to zero at the end of the lease. See Note 3 "Leases," of Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Revenue Recognition

Revenue for merchandise that is shipped to our customers from our fulfillment centers and stores is recognized upon shipment following customer payment, which is when the customer obtains control of the product and has the ability to direct the use of the product, including, among other options, the ability to redirect the product to a different shipping destination. Store revenue is recognized at the point of sale. This represents the point at which the customer obtains control of the product and has the ability to direct the use of the product.

We recognize shipping and handling fees as revenue included in net sales when generated from a customer order upon shipment or at the point of sale. Costs of shipping and handling are included in selling, general and administrative expenses.

Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

We reserve for projected merchandise returns based on both historical and actual experience, as well as various other assumptions that we believe to be reasonable. Actual merchandise returns are monitored regularly and have not been materially different from the estimates recorded. Product returns often represent merchandise that can be resold. Amounts refunded to customers are generally made by issuing the same payment tender as used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and are therefore excluded when calculating the sales returns reserve.

Inventories

Our inventories are composed of finished goods and are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Net realizable value is defined as the "estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation." The inventory value is adjusted periodically, if needed, to reflect current market conditions and inventory composition, which requires our judgments that may significantly affect the ending inventory valuation, as well as gross margin. The estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification, current retail prices and our estimates of future retail sales prices.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require us to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual observed obsolescence or periodic updates of our shrinkage estimates differ from our original estimates, we adjust our inventory reserves accordingly throughout the period. We do not believe that changes in the assumptions used in these estimates would have a significant effect on our net income or inventory balances. We have not made any material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves during the periods presented, nor have we recorded significant adjustments related to the physical inventory process.

The reserve for inventory shrinkage is adjusted to reflect the trend of historical physical inventory count results. The Company performs its retail store physical inventory counts in July and the difference between actual and estimated shrinkage, recorded in Cost of goods sold, may cause fluctuations, particularly in second fiscal quarter results.

Income Taxes

We account for income taxes and the related accounts using the asset and liability method in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). Under this method, we accrue income taxes payable or refundable and recognize deferred tax assets and liabilities based on differences between U.S. GAAP and tax bases of assets and liabilities. We measure deferred tax assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse, and recognize the effect of a change in enacted rates in the period of enactment.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established if it is more likely than not that some portion or all of the deferred income tax asset will not be realized. No valuation allowance was recognized for the years ended January 30, 2022 or January 31, 2021.

We establish assets and liabilities for uncertain tax positions taken or expected to be taken in income tax returns, using a more-likely-than-not recognition threshold. We recognize penalties and interest related to uncertain tax positions as income tax expense.

See Note 9 "Income Taxes," of Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Duluth Holdings Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Duluth Holdings Inc. (the Company) as of January 29, 2023 and January 30, 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the years then ended, and related notes and financial statement schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 29, 2023 and January 30,2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 29, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product return reserve

As discussed in Note 5 to the consolidated financial statements, as of January 29, 2023 the Company recorded $5,168 thousand in reserves for product returns within accrued expenses and other current liabilities. Management estimates the product return reserve using its own historical sales and product return information.

We identified the assessment of the product return reserve as a critical audit matter. A high degree of auditor judgment was required to assess whether the historical return rate used to estimate the reserve for product returns is indicative of future returns.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the product return reserve. This included controls related to determining the historical return rate used to estimate product returns. We assessed the Company's ability to accurately estimate the product return rate by comparing prior period estimates to actual product return rates experienced. We analyzed the product return rate assumption by evaluating the consistency of the assumption with the trend of actual historical product return rates and by comparing the product return reserve to actual product returns received after the balance sheet date.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Milwaukee, Wisconsin
March 17, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Duluth Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Duluth Holdings Inc.'s (the Company) internal control over financial reporting as of January 29, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 29, 2023 and January 30, 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes and financial statement schedule II – Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated March 17, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 17, 2023

DULUTH HOLDINGS INC.
Consolidated Balance Sheets
(Amounts in thousands)

		January 29, 2023		January 30, 2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	45,548	$	77,051
Receivables		6,041		5,455
Inventory, net		154,922		122,672
Prepaid expenses & other current assets		19,386		17,333
Prepaid catalog costs		—		10
Total current assets		225,897		222,521
Property and equipment, net		108,332		110,078
Operating lease right-of-use assets		131,753		120,911
Finance lease right-of-use assets, net		47,206		50,133
Available-for-sale security		5,539		6,554
Other assets, net		8,727		5,353
Total assets	$	527,454	$	515,550
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade accounts payable	$	56,547	$	45,402
Accrued expenses and other current liabilities		40,815		47,504
Income tax payable		1,761		6,814
Current portion of operating lease liabilities		15,571		12,882
Current portion of finance lease liabilities		2,842		2,701
Current maturities of TRI long-term debt		768		693
Total current liabilities		118,304		115,996
Operating lease liabilities, less current portion		117,366		107,094
Finance lease liabilities, less current portion		37,425		40,267
TRI long-term debt, less current maturities		25,913		26,608
Deferred tax liabilities		1,249		2,867
Total liabilities		300,257		292,832
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, no par value; 10,000 shares authorized; no shares issued or outstanding as of January 29, 2023 and January 30, 2022		—		—
Common stock (Class A), no par value; 10,000 shares authorized; 3,364 shares issued and outstanding as of January 29, 2023 and January 30, 2022		—		—
Common stock (Class B), no par value; 200,000 shares authorized; 30,191 shares issued and 30,079 shares outstanding as of January 29, 2023 and 29,530 shares issued and 29,477 outstanding as of January 30, 2022		—		—
Treasury stock, at cost; 112 and 53 shares as of January 29, 2023 and January 30, 2022, respectively		(1,459)		(1,002)
Capital stock		98,842		95,515
Retained earnings		133,172		130,868
Accumulated other comprehensive income		(148)		489
Total shareholders' equity of Duluth Holdings Inc.		230,407		225,870
Noncontrolling interest		(3,210)		(3,152)
Total shareholders' equity		227,197		222,718
Total liabilities and shareholders' equity	$	527,454	$	515,550

The accompanying notes are an integral part of these consolidated financial statements.

DULUTH HOLDINGS INC.
Consolidated Statements of Operations
(Amounts in thousands, except per share figures)

	Fiscal Year Ended	
	January 29, 2023	**January 30, 2022**
Net sales	$ 653,307	$ 698,584
Cost of goods sold (excluding depreciation and amortization)	309,872	321,260
Gross profit	343,435	377,324
Selling, general and administrative expenses	337,204	333,225
Operating income	6,231	44,099
Interest expense	3,653	4,717
Other income, net	376	55
Income before income taxes	2,954	39,437
Income tax expense	708	9,887
Net income	2,246	29,550
Less: Net loss attributable to noncontrolling interest	(58)	(152)
Net income attributable to controlling interest	$ 2,304	$ 29,702
Basic earnings per share (Class A and Class B):		
Weighted average shares of common stock outstanding	32,772	32,618
Net income per share attributable to controlling interest	$ 0.07	$ 0.91
Diluted earnings per share (Class A and Class B):		
Weighted average shares and equivalents outstanding	32,991	32,851
Net income per share attributable to controlling interest	$ 0.07	$ 0.90

The accompanying notes are an integral part of these consolidated financial statements.

DULUTH HOLDINGS INC.
Consolidated Statements of Comprehensive Income
(Amounts in thousands)

	Fiscal Year Ended	
	January 29, 2023	January 30, 2022
Net income	$ 2,246	$ 29,550
Other comprehensive income		
Securities available-for-sale:		
Unrealized security (loss) income	(852)	590
Income tax (benefit) expense	(215)	149
Other comprehensive (loss) income	(637)	441
Comprehensive income	1,609	29,991
Comprehensive loss attributable to noncontrolling interest	(58)	(152)
Comprehensive income attributable to controlling interest	$ 1,667	$ 30,143

The accompanying notes are an integral part of these consolidated financial statements.

DULUTH HOLDINGS INC.
Consolidated Statements of Shareholders' Equity
(Amounts in thousands)

	Capital stock		Treasury stock	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interest in variable interest entities	Total shareholders' equity
	Shares	Amount					
Balance at January 31, 2021	32,841	$ 92,875	$ (628)	$ 101,166	$ 48	$ (3,000)	$ 190,461
Issuance of common stock	265	594	—	—	—	—	594
Stock-based compensation	—	2,046	—	—	—	—	2,046
Restricted stock forfeitures	(9)	—	—	—	—	—	—
Restricted stock surrendered for taxes	(26)	—	(374)	—	—	—	(374)
Other comprehensive income	—	—	—	—	441		441
Net income	—	—	—	29,702	—	(152)	29,550
Balance at January 30, 2022	33,071	$ 95,515	$ (1,002)	$ 130,868	$ 489	$ (3,152)	$ 222,718
Issuance of common stock	457	616	—	—	—	—	616
Stock-based compensation	—	2,711	—	—	—	—	2,711
Restricted stock forfeitures	(54)	—	—	—	—	—	—
Restricted stock surrendered for taxes	(31)	—	(457)	—	—	—	(457)
Other comprehensive loss	—	—	—	—	(637)		(637)
Net income	—	—	—	2,304	—	(58)	2,246
Balance at January 29, 2023	33,443	$ 98,842	$ (1,459)	$ 133,172	$ (148)	$ (3,210)	$ 227,197

The accompanying notes are an integral part of these consolidated financial statements.

DULUTH HOLDINGS INC.
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Fiscal Year Ended	
	January 29, 2023	January 30, 2022
Cash flows from operating activities:		
Net income	$ 2,246	$ 29,550
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	30,810	29,225
Stock-based compensation	2,711	2,198
Deferred income taxes	(1,403)	(5,483)
Loss on disposal of property and equipment	1,392	398
Changes in operating assets and liabilities:		
Receivables	(586)	(3,185)
Inventory	(32,250)	26,380
Prepaid expense & other assets	869	(2,438)
Software hosting implementation costs, net	(6,121)	(4,701)
Deferred catalog costs	10	1,004
Trade accounts payable	12,685	10,481
Income taxes payable	(5,053)	(765)
Accrued expenses and deferred rent obligations	(11,768)	9,865
Other	(365)	(845)
Noncash lease impacts	1,195	297
Net cash (used in) provided by operating activities	(5,628)	91,981
Cash flows from investing activities:		
Purchases of property and equipment	(22,833)	(10,352)
Principal receipts from available-for-sale security	164	147
Proceeds from disposal of PP&E	28	55
Net cash used in investing activities	(22,641)	(10,150)
Cash flows from financing activities:		
Proceeds from line of credit	—	5,000
Payments on line of credit	—	(5,000)
Proceeds from long term debt	25,000	—
Payments on long term debt	(25,000)	(48,250)
Payments on TRI long term debt	(692)	(623)
Payments on finance lease obligations	(2,701)	(2,559)
Shares withheld for tax payments on vested restricted stock	(457)	(374)
Other	616	442
Net cash used in financing activities	(3,234)	(51,364)
(Decrease) Increase in cash and cash equivalents	(31,503)	30,467
Cash and cash equivalents at beginning of period	77,051	46,584
Cash and cash equivalents at end of period	$ 45,548	$ 77,051
Supplemental disclosure of cash flow information:		
Interest paid	$ 3,653	$ 3,747
Income taxes paid	$ 7,223	$ 16,161
Supplemental disclosure of non-cash information:		
Unpaid liability to acquire property and equipment	$ 8,783	$ 3,151

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Duluth Holdings Inc. ("Duluth Trading" or the "Company"), a Wisconsin corporation, is a lifestyle brand of men's and women's casual wear, workwear and accessories sold primarily through the Company's own omnichannel platform. The Company's products are marketed under the Duluth Trading Company brand, with the majority of products being exclusively developed and sold as Duluth Trading branded merchandise.

In 2010, the Company initiated its omnichannel platform with the opening of its first store. Since then, Duluth Trading has expanded its retail presence, and as of January 29, 2023, the Company operated 62 retail stores and three outlet stores. The Company identifies its operating segments according to how its business activities are managed and evaluated. The Company continues to grow its omnichannel distribution network which allows the consumer to interact with the Company through a consistent customer experience whether on the Company website or at Company stores. The Company has one reportable external segment, consistent with the Company's omnichannel business approach. The Company's revenues generated outside the United States were insignificant.

The Company has two classes of authorized common stock: Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to ten votes per share and is convertible at any time into one share of Class B common stock. Each share of Class B common stock is entitled to one vote per share. The Company's Class B common stock trades on the NASDAQ Global Select Market under the symbol "DLTH."

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Sunday nearest to January 31 of the following year. Fiscal 2022 and Fiscal 2021 ended on January 29, 2023 and January 30, 2022, respectively. Fiscal 2022 and Fiscal 2021 were a 52-week period.

Seasonality of Business

The Company's business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, the Company has recognized a significant portion of its revenue and operating profit in the fourth fiscal quarter of each year as a result of increased sales during the holiday season.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements consist of the accounts of Duluth Holdings Inc. and TRI Holdings, LLC ("TRI") as a variable interest entity. See Note 6 "Variable Interest Entities" for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue primarily consists of the sale of apparel, footwear and hard goods. Revenue for merchandise that is shipped to our customers from our fulfillment centers and stores is recognized upon shipment following customer payment, which is when the customer obtains control of the product and has the ability to direct the use of the product, including, among other options, the ability to redirect the product to a different shipping destination. Store revenue is recognized at the point of sale. The Company provides the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates as well as events that may cause changes to historical rates. See Note 5 "Accrued Expense and Other Liabilities" for the Company's product returns reserve. Shipping and processing revenue generated from customer orders are included as a component of net sales and shipping and processing expense, including handling expense, is included as a component of selling, general and administrative expenses. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise. See Note 8 "Revenue" for further information.

Cost of Goods Sold and Selling, General and Administrative Expenses

The following table illustrates the primary costs classified in cost of goods sold and selling, general and administrative expenses:

Cost of Goods Sold	Selling, General and Administrative Expenses
• Direct cost of purchased merchandise	• Payroll and payroll-related expenses
• Inventory shrinkage and inventory adjustments due to obsolescence	• Occupancy expenses related to stores and operations at the Company's headquarters, including utilities
• Inbound freight	• Depreciation and amortization
• Freight from the Company's fulfillment centers to its stores	• Advertising expenses including: television, digital and social media advertising; catalog production and mailing; and print advertising costs
	• Freight associated with shipping product to customers
	• Consulting and professional fees

Advertising and Catalog Expenses

The Company's non-direct response advertising primarily consists of web marketing programs, social media and radio and television advertisements, which are expensed as they are incurred. The Company's direct-response advertising consists of producing, printing and mailing catalogs, which are expensed upon receipt by customers.

Advertising and Catalog expenses were $76.3 million and $75.2 million for fiscal 2022 and fiscal 2021, respectively.

Shipping and Processing

Shipping and processing revenue generated from customer orders has been classified as a component of net sales. Shipping and processing expense, including handling expense, has been classified as a component of selling, general and administrative expenses. The Company incurred shipping and processing expenses of $44.0 million and $44.3 million for fiscal 2022 and fiscal 2021, respectively.

Income Taxes

The Company accounts for income taxes and related accounts using the asset/liability method in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). Under ASC 740, the Company accrues income taxes payable or refundable and recognizes deferred tax assets and liabilities based on differences between U.S. GAAP and tax bases of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse, and recognizes the effect of a change in enacted rates in the period of enactment. A valuation allowance is established if it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

The Company establishes assets and liabilities for uncertain tax positions taken or expected to be taken in income tax returns, using a more-likely-than-not recognition threshold. The Company recognizes penalties and interest related to uncertain tax positions as income tax expense. See Note 9 "Income Taxes," of these Notes to Consolidated Financial Statements for further discussion.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. At various times during the year, the Company has certain cash balances deposited in financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk.

Cash and Cash Equivalents

The Company considers short-term investments with original maturities of three months or less when purchased to be cash equivalents. As of January 29, 2023, Cash and cash equivalents consisted of cash, amounts receivable from credit card issuers and money market funds. Amounts receivable from credit card issuers are typically converted to cash within 2 to 4 days of the original sales transaction and are considered to be cash equivalents.

Significant Suppliers

The Company's principal supplier of inventory accounted for 56% and 53% of total inventory expenditures in fiscal 2022 and fiscal 2021, respectively. The Company also had a second supplier that accounted for 11% and 8% of total inventory expenditures in fiscal 2022 and fiscal 2021, respectively.

Inventories

Inventory consists of finished goods stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out valuation method. The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. Inventory reserve for excess, obsolete items and shrinkage was $1.8 million and $2.4 million as of January 29, 2023 and January 30, 2022, respectively with the majority of the decrease coming from the retail inventory shrinkage reserve.

Property and Equipment

Property and equipment consist of the following:

(in thousands)	January 29, 2023		January 30, 2022	
Land and land improvements	$	4,486	$	4,486
Leasehold improvements		49,450		48,093
Buildings		36,183		35,359
Vehicles		161		161
Warehouse equipment		25,951		17,735
Office equipment and furniture		53,713		53,607
Computer equipment		9,185		8,325
Software		36,260		34,207
		215,389		201,973
Accumulated depreciation and amortization		(118,989)		(97,473)
		96,400		104,500
Construction in progress		11,932		5,578
Property and equipment, net	$	108,332	$	110,078

The Company recorded depreciation expense of $26.7 million and $25.1 million for fiscal 2022 and fiscal 2021, respectively. The Company expenses as incurred all routine repair and maintenance costs that do not extend the estimated useful life of the asset.

Property and equipment are carried at cost and are generally depreciated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Depreciable lives by major classification generally are as follows:

	Years
Land improvements	15
Leasehold improvements	3 - 15
Buildings	39
Vehicles	5
Warehouse equipment	7 - 10
Office equipment and furniture	7 - 10
Computer equipment	3 - 5
Software	3 - 5

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

(in thousands)	January 29, 2023		January 30, 2022	
Prepaid expenses & other current assets				
Pending returns inventory, net	$	2,373	$	2,235
Current software hosting implementation costs, net		3,074		1,475
Other prepaid expenses		13,939		13,623
Prepaid expenses & other current assets	$	19,386	$	17,333
Other assets, net				
Goodwill	$	402	$	402
Intangible assets, net		450		246
Non-current software hosting implementation costs		6,148		2,949
Other assets, net		1,727		1,756
Other assets, net	$	8,727	$	5,353

Software Hosting Implementation Costs

Software hosting implementation costs includes costs of implementation activities of certain cloud computing arrangements in accordance with Accounting Standards Update No. 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)*. Amortization expense was $3.6 million and $1.8 million for fiscal 2022 and fiscal 2021, respectively. Accumulated amortization was $5.4 million and $2.0 million for fiscal 2022 and fiscal 2021, respectively. See Note 13 "Recent Accounting Pronouncements" for more information.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired. ASC Topic 350, *Intangibles-Goodwill and Other*, requires that goodwill be tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. The Company's management uses its judgment in assessing whether goodwill may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, competitive activities, loss of key personnel and acts by governments may signal that an asset has become impaired.

Management performed its annual qualitative assessment of goodwill as of December 31, 2022 and 2021 and determined that it was more likely than not that the fair value of the Company was greater than its carrying amount; as such, no further evaluation of goodwill was deemed necessary. No impairment was recognized for the years ended January 29, 2023 or January 30, 2022.

Intangible Assets and Other Assets

Intangible assets and other assets include loan origination fees and trade names which are amortized over their estimated useful lives ranging from three years to fifteen years. Other assets also include security deposits required by certain of the Company's lease agreements and prepaid expenses. Amortization expense was $0.2 million for fiscal 2022 and fiscal 2021. Accumulated amortization was $0.8 million and $0.6 million as of January 29, 2023 and January 30, 2022, respectively.

Scheduled future amortization of amortizable other assets is as follows as of January 29, 2023:

Fiscal year (in thousands)		
2023	$	207
2024		191
2025		157
2026		92
2027		22
Thereafter		9
	$	678

Impairment of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the asset or group of assets. Such analyses necessarily involve judgment.

For fiscal 2022, management did not identify any events or changes in circumstances that indicated the potential impairment of long-lived assets.

Store Pre-opening Costs

Store pre-opening costs are expensed as incurred and are included in selling, general and administrative expenses.

Stock-Based Compensation

In connection with the IPO, the Company adopted the 2015 Equity Incentive Plan of Duluth Holdings Inc. ("2015 Plan"), which provides compensation alternatives such as stock options, shares, restricted stock, restricted stock units, deferred stock and performance share units, using or based on the Company's Class B common stock.

The Company accounts for its stock-based compensation plan in accordance with ASC Topic 718, *Stock Compensation*, which requires the Company to measure all share-based payments at grant date fair value and recognize the cost over the requisite service period of the award. Restricted stock issued to board members generally vests over a period of one year. Restricted stock issued to key employees and executives typically vests over a period of three years to five years based on the terms for each individual award. The fair value of the restricted stock is determined based on the market value of the Company's Class B common stock on the grant date. Restricted stock forfeitures are recognized as incurred.

Total stock compensation expense associated with restricted stock recognized by the Company was $2.7 million and $2.0 million for fiscal 2022 and fiscal 2021, respectively, and is included in selling, general and administrative expenses on the Consolidated Statements of Operations.

The following is a summary of the activity in the Company's unvested restricted stock during the years ended January 29, 2023 and January 30, 2022:

	Shares	Weighted average grant date fair value per share
Outstanding at January 31, 2021	338,239	9.74
Granted	227,740	15.35
Vested	(151,408)	8.21
Forfeited	(9,237)	13.06
Outstanding at January 30, 2022	405,334	13.54
Granted	392,497	10.99
Vested	(124,773)	13.44
Forfeited	(54,286)	12.20
Outstanding at January 29, 2023	618,772	$ 12.05

At January 29, 2023, the Company had unrecognized compensation expense of $4.9 million related to the restricted stock awards, which is expected to be recognized over a weighted average period of 2.4 years.

Treasury Stock

Treasury stock consists of shares withheld in lieu of tax payments when restricted stock vests using the treasury cost method and is classified in the Consolidated Balance Sheets as a reduction to shareholders' equity.

Taxes Collected from Customers

The Company presents all non-income government-assessed taxes (sales, use and value-added taxes) collected from its customers and remitted to governmental agencies on a net basis (excluded from revenue) in its consolidated financial statements.

Other Comprehensive Income

Other comprehensive income or loss represents the change in equity from non-shareholder or non-member transactions, which is not included in the statements of earnings but is reported as a separate component of shareholders' equity. For fiscal 2022 and fiscal 2021, other comprehensive income consists of changes in unrealized gains and losses on the Company's available-for-sale securities, net of taxes.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date. ASC 820 describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities measured at fair value are categorized as Level 1 or Level 3 instruments. The fair value of the Company's money market account is obtained from real-time quotes for transactions in active exchange markets involving identical assets (Level 1). The fair value of the Company's available-for-sale security was valued based on a discounted cash flow method (Level 3), which incorporates the U.S. Treasury yield curve, credit information and an estimate of future cash flows. During fiscal 2022, certain changes in the inputs did impact the fair value of the available-for-sale security. The calculated fair value is based on estimates that are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The amortized cost and fair value of the Company's money market account and available-for-sale security along with the corresponding amount of gross unrealized gains and losses recognized in accumulated other comprehensive income are as follows.

| | January 29, 2023 | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)				
Level 1 security:				
Money market funds	$ 25,031	$ —	$ —	$ 25,031
Level 3 security:				
Corporate trust	$ 5,737	$ —	$ (198)	$ 5,539

| | January 30, 2022 | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)				
Level 3 security:				
Corporate trust	$ 5,900	$ 654	$ —	$ 6,554

The Company does not intend to sell the available-for-sale-security in the near term and does not believe that it will be required to sell the security. The Company reviews its security on a quarterly basis to monitor its exposure to other-than-temporary impairment.

No other-than-temporary impairment was recorded in the Consolidated Statements of Operations in fiscal 2022 or fiscal 2021.

The following table presents the future receipts related to the Company's available-for-sale security by contractual maturity as of January 29, 2023.

	Amortized Cost	Estimated Fair Value
(in thousands)		
Within one year	$ 181	$ 168
After one year through five years	1,208	1,146
After five years through ten years	1,836	1,773
After ten years	2,512	2,452
Total	$ 5,737	$ 5,539

The carrying values and fair values of other financial instruments in the Consolidated Balance Sheets are as follows:

| | January 29, 2023 | | January 30, 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(in thousands)				
TRI Long-term debt, including short-term portion	$ 26,681	$ 26,172	$ 27,301	$ 27,804

The above long-term debt, including the short-term portion is attributable to the consolidation of TRI in accordance with ASC Topic 810, *Consolidation*. The fair value was also based on a discounted cash flow method (Level 3) based on credit information and an estimate of future cash flows.

3. LEASES

Based on the criteria set forth in ASC Topic 842, *Leases* ("ASC 842"), the Company recognizes ROU assets and lease liabilities related to leases on the Company's Consolidated Balance Sheets. The Company determines if an arrangement is, or contains, a lease at inception. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the lease liability represents the present value of the remaining lease payments and the ROU asset is measured at the amount of the lease liability, adjusted for pre-paid rent, unamortized initial direct costs and the remaining balance of lease incentives received. Both the lease ROU asset and liability are reduced to zero at the end of the lease.

The Company leases retail space under non-cancelable lease agreements, which expire on various dates through 2041. Substantially all of these arrangements are store leases. Store leases generally have initial lease terms ranging from five years to fifteen years with renewal options and rent escalation provisions. At the commencement of a lease, the Company includes only the initial lease term as the option to extend is not reasonably certain. The Company does not record leases with a lease term of 12 months or less on the Company's Consolidated Balance Sheets.

When calculating the lease liability on a discounted basis, the Company applies its estimated discount rate. The Company bases this discount rate on a collateralized interest rate as well as publicly available data for instruments with similar characteristics.

In addition to rent payments, leases for retail space contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include such costs as a lease component.

The expense components of the Company's leases reflected on the Company's Consolidated Statement of Operations were as follows:

	Consolidated Statement of Operations	**January 29, 2023**		**January 30, 2022**	
(in thousands)					
Finance lease					
Amortization of right-of-use assets	Selling, general and administrative expenses	$	3,361	$	3,358
Interest on lease liabilities	Interest expense		1,822		1,933
Total finance lease expense		$	5,183	$	5,291
Operating lease expense	Selling, general and administrative expenses	$	18,725	$	16,326
Amortization of build-to-suit leases capital contribution	Selling, general and administrative expenses		1,284		1,291
Variable lease expense	Selling, general and administrative expenses		10,380		8,505
Total lease expense		$	35,572	$	31,413

Other information related to leases were as follows:

(in thousands)		January 29, 2023		January 30, 2022
Cash paid for amounts included in the measurement of lease liabilities:				
Financing cash flows from finance leases	$	2,701	$	2,559
Operating cash flows from finance leases	$	1,822	$	1,932
Operating cash flows from operating leases	$	18,477	$	15,792
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	25,297	$	15,230
Weighted-average remaining lease term (in years):				
Finance leases		11		12
Operating leases		8		9
Weighted-average discount rate:				
Finance leases		4.4%		4.4%
Operating leases		4.1%		4.1%

Future minimum lease payments under the non-cancellable leases are as follows as of January 29, 2023:

Fiscal year		Finance Leases		Operating Leases
(in thousands)				
2023	$	4,551	$	20,553
2024		4,736		20,176
2025		5,099		19,509
2026		3,993		18,653
2027		3,993		17,400
Thereafter		29,231		60,905
Total future minimum lease payments	$	51,603	$	157,196
Less - Discount		11,336		24,259
Lease liability	$	40,267	$	132,937

Total rent expense under non-cancellable leases was $20.0 million and $17.6 million for fiscal 2022 and fiscal 2021, respectively.

4. DEBT AND CREDIT AGREEMENT

Debt consists of the following:

(in thousands)	January 29, 2023		January 30, 2022	
TRI Senior Secured Note	$	23,181	$	23,801
TRI Note		3,500		3,500
	$	26,681	$	27,301
Less: current maturities		768		693
TRI Long-term debt	$	25,913	$	26,608

TRI Holdings, LLC

TRI entered into a senior secured note ("TRI Senior Secured Note") with an original balance of $26.7 million. The TRI Senior Secured Note is scheduled to mature on October 15, 2038 and requires installment payments with an interest rate of 4.95%. See Note 6 "Variable Interest Entities" for further information.

TRI entered into a promissory note ("TRI Note") with an original balance of $3.5 million. The TRI Note is scheduled to mature in November 2038 and requires annual interest payments at a rate of 3.05%, with a final balloon payment due in November 2038.

While the above notes are consolidated in accordance with ASC Topic 810, *Consolidation*, the Company is not the guarantor nor the obligor of these notes.

Credit Agreement

On May 17, 2018, the Company entered into a credit agreement (the "Credit Agreement") which provided for borrowing availability of up to $80.0 million in revolving credit and associated swing line (the "Revolver") and borrowing availability of up to $50.0 million in a delayed draw term loan ("DDTL"), for a total credit facility of $130.0 million. On April 30, 2020, the Credit Agreement was amended to include an incremental DDTL of $20.5 million (the "Incremental DDTL") that was available to draw upon before March 31, 2021, and matured on April 29, 2021, for a total credit facility of $150.5 million. The loan covenants were also amended to allow for greater flexibility during the Company's peak borrowing periods in fiscal 2020. The interest rate applicable to the Revolver or DDTL was a fixed rate for a one-, two-, three- or six-month interest period equal to LIBOR (with a 1% floor) for such interest period plus a margin of 225 to 300 basis points, based upon the Company's rent adjusted leverage ratio. The interest rate applicable to the Incremental DDTL was also a fixed rate over the aforementioned interest periods equal to LIBOR (with a 1% floor) for such interest period plus a margin of 275 to 350 basis points.

On May 14, 2021, the Company terminated the Credit Agreement, and entered into a new credit agreement (the "New Credit Agreement"), which was treated as a modification for accounting purposes. The New Credit Agreement originally matured on May 14, 2026 and provided for borrowings of up to $150.0 million that were available under a revolving senior credit facility, with a $5.0 million sublimit for issuance of standby letters of credit, as well as a $10.0 million sublimit for swing line loans. At the Company's option, the interest rate applicable to the revolving senior credit facility was a floating rate equal to: (i) the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus the applicable rate of 1.25% to 2.00% determined based on the Company's rent adjusted leverage ratio, or (ii) the base rate plus the applicable rate of 0.25% to 1.00% based on the Company's rent adjusted leverage ratio. The New Credit Agreement is secured by essentially all Company assets and requires the Company to maintain compliance with certain financial and non-financial covenants, including a maximum rent adjusted leverage ratio and a minimum fixed charge coverage ratio as defined in the New Credit Agreement.

On July 8, 2022, the Company entered into the First Amendment to the New Credit Agreement (the "First Amendment"), which was treated as a modification for accounting purposes. The First Amendment amends the New Credit Agreement in order to (i) increase the revolving commitment from $150.0 million to $200.0 million; (ii) extend the maturity date from May 14, 2026 to July 8, 2027; (iii) amend the pricing index to replace BSBY with the Term Secured Overnight Financing Rate; and (iv) to reduce the commitment fee in some instances.

As of January 29, 2023, and for the fiscal year then ended, the Company was in compliance with all financial and non-financial covenants in the New Credit Agreement.

Future principal maturities of all TRI debt, excluding unamortized financing fees of $1.2 million associated with the TRI debt are as follows as of January 29, 2023:

Fiscal year		
(in thousands)		
2023	$	768
2024		847
2025		931
2026		1,020
2027		1,114
Thereafter		23,158
	$	27,838

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	January 29, 2023		January 30, 2022	
(in thousands)				
Salaries and benefits	$	2,404	$	11,773
Deferred revenue		10,249		10,791
Freight		7,193		8,942
Product returns		5,168		5,439
Unpaid purchases of property & equipment		6,271		794
Accrued advertising		2,020		600
Other		7,510		9,165
Total accrued expenses and other current liabilities	$	40,815	$	47,504

6. VARIABLE INTEREST ENTITIES

Based upon the criteria set forth in ASC 810, *Consolidation*, the Company consolidates variable interest entities ("VIEs") in which it has a controlling financial interest and is therefore deemed the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance; and (b) the obligation to absorb the VIE losses and the right to receive benefits that are significant to the VIE. The Company has determined that it was the primary beneficiary of one VIE as of January 29, 2023 and January 30, 2022.

The Company leases the Company's headquarters in Mt. Horeb, Wisconsin from TRI. In conjunction with the lease, the Company originally invested $6.3 million in a trust that loaned funds to TRI for the construction of the Company's headquarters. TRI is a Wisconsin limited liability company whose primary purpose and activity is to own this real property. The Company considers itself the primary beneficiary for TRI as the Company has both the power to direct the activities that most significantly impact the entity's economic performance and is expected to receive benefits that are significant to TRI. As the Company is the primary beneficiary, it consolidates TRI and the lease is eliminated in consolidation. The Company does not consolidate the trust as the Company is not the primary beneficiary.

The Consolidated Balance Sheets include the following amounts as a result of the consolidation of TRI as of January 29, 2023 and January 30, 2022.

(in thousands)	January 29, 2023	January 30, 2022
Cash	$ 20	$ 21
Property and equipment, net	23,612	24,180
Total assets	$ 23,632	$ 24,201
Other current liabilities	$ 161	$ 52
Current maturities of TRI long-term debt	768	693
TRI long-term debt	25,913	26,608
Noncontrolling interest in VIE	(3,210)	(3,152)
Total liabilities and shareholders' equity	$ 23,632	$ 24,201

7. EARNINGS PER SHARE

Earnings per share is computed under the provisions of ASC 260, *Earnings Per Share*. Basic earnings per share is based on the weighted average number of common shares outstanding for the period. Diluted earnings per share is based on the weighted average number of common shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding restricted stock and are considered only for dilutive earnings per share. The reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation is as follows:

	Fiscal Year Ended	
	January 29, 2023	January 30, 2022
(in thousands, except per share data)		
Numerator - net income attributable to controlling interest	$ 2,304	$ 29,702
Denominator - weighted average shares (Class A and Class B)		
Basic	32,772	32,618
Dilutive shares	219	233
Diluted	32,991	32,851
Earnings per share (Class A and Class B)		
Basic	$ 0.07	$ 0.91
Diluted	$ 0.07	$ 0.90

8. REVENUE

The Company's revenue primarily consists of the sale of apparel, footwear and hard goods. Revenue for merchandise that is shipped to our customers from our fulfillment centers and stores is recognized upon shipment. Store revenue is recognized at the point of sale, net of returns, and excludes taxes. Shipping and processing revenue generated from customer orders are included as a component of net sales and shipping and processing expense, including handling expense, is included as a component of selling, general and administrative expenses. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses.

Sales disaggregated based upon sales channel is presented below.

(in thousands)	January 29, 2023	January 30, 2022
Direct-to-consumer	$ 412,123	$ 438,464
Stores	241,184	260,120
	$ 653,307	$ 698,584

Contract Assets and Liabilities

The Company's contract assets primarily consist of the right of return for amounts of inventory to be returned that is expected to be resold and is recorded in Prepaid expenses and other current assets on the Company's Consolidated Balance Sheets. The Company's contract liabilities primarily consist of gift card liabilities and are recorded upon issuance in Accrued expenses and other current liabilities under deferred revenue (see Note 5 "Accrued Expenses and Other Current Liabilities") on the Company's Consolidated Balance Sheets. Upon issuance of a gift card, a liability is established for its cash value. The gift card liability is relieved and revenues on gift cards are recorded at the time of redemption by the customer.

Contract assets and liabilities on the Company's Consolidated Balance Sheets are presented in the following table:

		January 29, 2023		January 30, 2022
(in thousands)				
Contract assets	$	2,373	$	2,235
Contract liabilities	$	10,249	$	10,791

Revenue from gift cards is recognized when the gift card is redeemed by the customer for merchandise, or as gift card breakage, an estimate of gift cards which will not be redeemed. The Company does not record breakage revenue when escheat liability to the relevant jurisdictions exists. Gift card breakage is recorded within Net sales on the Company's Consolidated Statement of Operations. The following table provides the reconciliation of the contract liability related to gift cards:

		January 29, 2023		January 30, 2022
(in thousands)				
Balance as of Beginning of Period	$	10,791	$	9,788
Gift cards sold		17,330		18,901
Gift cards redeemed		(16,265)		(16,047)
Gift card breakage		(1,607)		(1,851)
Balance as of End of Period	$	10,249	$	10,791

9. INCOME TAXES

The components of income tax expense were as follows:

		Fiscal Year Ended		
		January 29, 2023		January 30, 2022
(in thousands)				
Current:				
Federal	$	1,158	$	12,678
State		953		2,690
		2,111		15,368
Deferred:				
Federal		(884)		(4,945)
State		(519)		(536)
		(1,403)		(5,481)
Total income tax expense	$	708	$	9,887

The tax effects of unrealized gains and losses on securities are components of other comprehensive income and therefore excluded from deferred tax expense.

Realization of the deferred tax asset over time is dependent upon the Company generating sufficient taxable earnings in future periods. In making the determination that the realization of the deferred tax was more likely than not, the Company considered several factors including its recent earnings history, its expected earnings in the future, and appropriate tax planning strategies. The Company believes it will be able to fully utilize its established deferred tax assets and therefore no valuation allowance has been established as of January 29, 2023 and January 30, 2022.

The reconciliation of income tax expense to the amount computed at the federal statutory rate was as follows:

(in thousands)	Fiscal Year Ended				
	January 29, 2023			January 30, 2022	
Federal taxes at statutory rate	$	633	21.0 %	$	8,314	21.0 %
State and local income taxes, net of federal benefit		144	4.8 %		1,692	4.3 %
Research and development tax credits		(296)	(9.8)%		(226)	(0.6)%
Nondeductible Compensation		182	6.0 %		258	0.7 %
Other		45	1.5 %		(151)	(0.4)%
Total income tax expense	$	708	23.5 %	$	9,887	25.0 %

Deferred income taxes reflect the net tax effects of temporary differences between U.S. GAAP and tax bases of assets and liabilities. Significant components of deferred tax assets and liabilities were as follows:

(in thousands)	January 29, 2023		January 30, 2022	
Deferred tax assets:				
Returns allowance	$	1,304	$	1,367
Uniform inventory capitalization		3,735		3,042
Unrealized loss on investment		50		—
State credit		38		—
Lease liability		54,648		50,735
Accruals		303		2,361
Stock-based compensation		341		303
Advance payments		751		689
Unrecognized tax benefits		7		4
Charitable contributions		87		—
Research and development		1,288		—
State NOL		4		—
Total deferred tax assets		62,556		58,501
Deferred tax liabilities:				
Property and equipment		8,439		8,815
Unrealized gain on investment		—		164
Prepaid expenses		822		927
Right-of-use asset		54,475		51,395
Goodwill and intangibles		69		67
Total deferred tax liabilities		63,805		61,368
Net deferred tax liabilities	$	1,249	$	2,867

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	January 29, 2023		January 30, 2022	
Balance beginning of year	$	297	$	259
Additions for tax positions in prior years		(2)		5
Additions for tax positions in current year		11		72
Statute of limitations		(19)		(39)
Balance at end of year	$	287	$	297

If recognized, $0.3 million of the Company's unrecognized tax benefits as of January 29, 2023, would affect the Company's effective tax rate. The Company does not anticipate that there will be a material change in the balance of the unrecognized tax benefits in the next 12 months. Any interest and penalties related to uncertain tax positions are recorded in income tax expense. There were no material amounts recorded as tax expense for interest or penalties for the years ended January 29, 2032.

The Company files income tax returns in the United States federal jurisdiction and in various state jurisdictions. Federal tax returns for tax year 2019, and state tax returns for tax year 2018, are open for examination.

10. RETIREMENT PLAN

The Company has a contributory 401(k) profit sharing plan (the "Plan") which covers all employees who have attained age 21 and who have met minimum service requirements. The Company makes quarterly non-discretionary "safe harbor" matching contributions to the Plan equal to 100% of the basic contribution made by each participant on the first 3% of his or her compensation plus 50% of the basic contribution made by each participant on the next 2% of his or her compensation.

The Company is also permitted to make discretionary profit sharing contributions to the Plan. There were no profit sharing contributions for the plan year ended December 31, 2022.

The Company's total expenses under the Plan were $2.3 million and $2.1 million for fiscal 2022 and fiscal 2021, respectively.

11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company becomes involved in lawsuits and other claims arising from its ordinary course of business. Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation or claim, management is currently unable to predict the ultimate outcome of any litigation or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. Management believes, after considering a number of factors and the nature of any outstanding litigation or claims, that the outcome will not have a material effect upon the Company's results of operations, financial condition or cash flows. However, because of the unpredictable nature of these matters, the Company cannot provide any assurances regarding the outcome of any litigation or claim to which it is a party or the impact on it of an adverse ruling in such matters.

12. RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

Intangibles – Goodwill and Other – Internal-use Software

On February 3, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)* ("ASU 2018-15") which provides additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the new internal-use software guidance to determine which implementation costs to capitalize as assets or expense as incurred. The new internal-use software guidance requires that certain costs incurred during the application development stage be capitalized and other costs incurred during the preliminary project and post-implementation stages be expensed as they are incurred. The Company adopted ASU 2018-15 using the prospective method. In fiscal 2022 and 2021, $9.2 million and $4.4 million of capitalized costs associated with implementation activities, net of amortization are classified within Prepaid expenses & other current assets on the Company's Consolidated Balance Sheets, respectively, and $3.6 million and $1.8 million of related amortization costs are included in Selling, general and administrative expenses on the Company's Consolidated Statement of Operations, respectively.

Recently Issued Accounting Pronouncements Not Yet Adopted

Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 *"Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,"* ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, which include trade and other receivables, loans and held-to-maturity debt securities, to record an allowance for credit risk based on expected losses rather than incurred losses, otherwise known as "CECL". In addition, this guidance changes the recognition for credit losses on available-for-sale debt securities, which can occur as a result of market and credit risk and requires additional disclosures. On November 15, 2019, the FASB issued ASU No. 2019-10 *"Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815, and Leases (Topic 842),"* (ASU 2019-10"), which provides framework to stagger effective dates for future major accounting standards and amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. ASU 2019-10 amends the effective dates for ASU 2016-13 for smaller reporting companies with fiscal years beginning after December 15, 2022, and interim periods within those years. The Company adopted ASU 2016-13 on January 30, 2023, the first day of the Company's first quarter for the fiscal year ending January 28, 2024, the Company's fiscal year 2023. The Company not expect this standard to have a material impact on the Company's consolidated financial statements.

DULUTH HOLDINGS INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended January 29, 2023 and January 30, 2022
(Amounts in thousands)

	Beginning Balance		Charged to Cost and Expenses		Charged to Other Accounts		Deductions		Ending Balance
Inventory reserve									
Year ended January 29, 2023	$	2,372	$	—	$	—	$	(535)	$	1,837
Year ended January 30, 2022		1,600	$	772	$	—	$	—	$	2,372
Product returns reserve									
Year ended January 29, 2023	$	5,439	$	—	$	—	$	(271)	$	5,168
Year ended January 30, 2022		5,304	$	135	$	—	$	—	$	5,439

See accompanying Report of Independent Registered Public Accounting Firm.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Section 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires management of an issuer subject to the Exchange Act to evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of each fiscal quarter. The Company carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures at the reasonable assurance level pursuant to Rule 13a-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Management assessed the effectiveness of its internal control over financial reporting as of January 29, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the Internal Control-Integrated Framework (2013), or the COSO Report. Based on this assessment, management concluded that our internal control over financial reporting is effective as of January 29, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item concerning our directors, audit committee, and audit committee financial experts and compliance with Section 16(a) of the Exchange Act is incorporated by reference to information under the captions "Proposal

One: Election of Directors" and "Delinquent Section 16(a) Reports" in our definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 25, 2023 (the "Proxy Statement"). It is anticipated that our Proxy Statement will be filed with the Securities and Exchange Commission on or about April 7, 2023.

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the code of business conduct and ethics on our website at http://ir.duluthtrading.com under the tab "Corporate Governance—Documents & Charters—Code of Business Conduct and Ethics." We intend to satisfy our disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waiver of, any provisions of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer and principal accounting officer and our directors by posting such information to our website.

Our code of business conduct and ethics is available in print for any shareholder who requests it by writing to: Secretary, Duluth Holdings Inc., 201 East Front Street, Mount Horeb, Wisconsin, 53572. We are not including the information available on or through our website as part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Pursuant to General Instruction G(3), certain information with respect to our executive officers is set forth under the caption "Information about Our Executive Officers" as of March 17, 2023 in this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference to the sections of the Proxy Statement entitled "Executive Compensation," "Director Compensation," and "Compensation Committee Interlocks and Insider Participation."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information required by this Item is incorporated by reference to the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners."

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[1]
Equity compensation plans approved by security holders	—	$ —	3,311,148
Equity compensation plans not approved by security holders[2]	—	—	—
Total	—	$ —	3,311,148

(1) 2,083,756 shares are available under the Company's 2015 Equity Incentive Plan and 1,227,392 shares are available under the Company's Employee Stock Purchase Plan.

(2) All of our existing equity compensation plans have been approved by shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference to the sections of the Proxy Statement entitled "Certain Relationships and Related Party Transactions" and "Proposal One: Election of Directors."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference to the section of the Proxy Statement entitled "Audit Committee Report."

ITEM 15.   EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULE

Financial Statements and Financial Statement Schedule

See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K. Schedule II is included in Part II, Item 8. All other financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

Exhibits

The exhibits listed in the accompanying index to exhibits are filed or incorporated as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit No.

3.1	Amended and Restated Articles of Incorporation of Duluth Holdings Inc., incorporated by reference to Exhibit 3.1 of Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-207300), filed November 9, 2015.
3.2	Amended and Restated Bylaws of Duluth Holdings Inc., incorporated by reference to Exhibit 3.2 of the Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-207300), filed November 9, 2015.
4.1	Description of Registrant's Securities.
9.1	Voting Trust Agreement, dated November 1, 2021, by and between Stephen L. Schlecht, as trustee, and Duluth Holdings Inc., incorporated by reference to Exhibit 9.1 of the Company's Annual Report on Form 10-K filed March 25, 2022.
10.1+	Summary of Outside Director Compensation Program incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed June 3, 2022.
10.2+	2015 Equity Incentive Plan of Duluth Holdings Inc., incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q, filed December 18, 2015.
10.3+	Form of Restricted Stock Agreement for non-employee directors under the 2015 Equity Incentive Plan, incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 6, 2015.
10.4	Commercial Lease between Schlecht Retail Ventures LLC and Duluth Holdings Inc., dated February 14, 2010 (100 West Main Street, Mt. Horeb, Wisconsin), incorporated by reference to Exhibit 10.19 of the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 6, 2015.
10.5	Retail Space Lease between LDC-728 Milwaukee, LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin), incorporated by reference to Exhibit 10.20 of the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 6, 2015.
10.6	First Amendment to Retail Lease between LDC-728 Milwaukee, LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin), incorporated by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 6, 2015.
10.7	Second Amendment to Retail Lease between Schlecht Port Washington LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin), incorporated by reference to Exhibit 10.22 of the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 6, 2015.
10.8	Form of S Corporation Termination, Tax Allocation and Indemnification Agreement among Duluth Holdings Inc. and shareholders of Duluth Holdings Inc., incorporated by reference to Exhibit 10.23 of Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-207300), filed October 13, 2015.
10.9	Annual Incentive Plan, As Amended February 21, 2018.

10.10	Form of Restricted Stock Agreement for executives under the 2015 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated May 1, 2016.+
10.11	Offer Letter Dated July 14, 2017 by and between Dave Loretta and Duluth Holdings Inc., incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated July 24, 2017.+
10.12	Form of Restrictive Covenant Agreement, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated July 24, 2017.+
10.13+	First Amended and Restate Employment Agreement, dated as of May 27, 2021, between Stephen L. Schlecht and the Company, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated September 3, 2021.+
10.14	Employment Agreement between Duluth Holdings Inc. and Samuel M. Sato dated May 3, 2021, incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on 10-Q dated June 4, 2021.
10.15+	Offer Letter dated January 24, 2020 by and between David S. Homolka and Duluth Holdings Inc., incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K, filed March 25, 2022.+
10.16+	Offer Letter dated January 24, 2020 by and between Richard W. Schlecht and Duluth Holdings Inc., incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K, filed March 25, 2022.+
10.17	Credit Agreement, dated as of May 14, 2021, among Duluth Holdings Inc., the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, BofA Securities, Inc., as a Joint Lead Arranger and Sole Bookrunner, and Keybanc Capital Markets Inc., as a Joint Lead Arranger, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 14, 2021.
10.18	Security Agreement, dated as of May 14, 2021, by and between Duluth Holdings Inc. and Bank of America, N.A., incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated May 14, 2021.
10.19	Duluth Holdings Inc. Executive Change in Control Severance Plan incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated April 14, 2022.+
10.20	Duluth Holdings Inc. Executive General Severance Plan Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated April 14, 2022.+
10.21	First Amendment, dated as of July 8, 2022, among Duluth Holdings Inc., the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, BofA Securities, Inc., as a Joint Lead Arranger and Sole Bookrunner, and Keybanc Capital Markets Inc., as a Joint Lead Arranger, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated July 8, 2022.
10.22+	Offer Letter dated March 14, 2022 by and between Neala Shepherd and Duluth Holdings Inc.*+
10.23+	Offer Letter dated July 27, 2022 by and between Albert J. Sutera and Duluth Holdings Inc., incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated September 2, 2022.+
23.1	Consent of KPMG LLP.*
24.1	Power of Attorney.*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities and Exchange Act, as amended.*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended.*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page interactive data file (formatted as inline XBRL and contained in Exhibit 101)

+   Indicates a management contract or compensation plan or arrangement

*   Filed herewith

** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be "furnished" and not "filed."

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DULUTH HOLDINGS INC.

By: */s/ Samuel M. Sato*
　　　　　　Samuel M. Sato
　　　　　　President and Chief Executive Officer

DATE: March 17, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

__Name__	__Title__	__Date__
/s/ Samuel M. Sato Samuel M. Sato	President and Chief Executive Officer (Principal Executive Officer)	March 17, 2023
/s/ David Loretta David Loretta	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 17, 2023
/s/ Michael Murphy Michael Murphy	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 17, 2023

Directors: Samuel M. Sato, Brett L. Paschke, Francesca M. Edwardson, Thomas G. Folliard, David C. Finch, Susan J. Riley, Stephen L. Schlecht and Scott K. Williams.

By: */s/ David Loretta*   March 17, 2023
　　　　David Loretta
　　　　Attorney-In-Fact*

*Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

EXECUTIVE MANAGEMENT

Samuel M. Sato
President and Chief Executive Officer

David Loretta
Senior Vice President and Chief Financial Officer

AJ Sutera
Senior Vice President and Chief Technology and
Logistics Officer

David S. Homolka
Senior Vice President of Talent, DE&I and
Retail Operations

Richard W. Schlecht
Senior Vice President of Product, Merchandising
and Inventory

Neala Shepherd
Senior Vice President of Customer Experience

BOARD OF DIRECTORS

Stephen L. Schlecht
Chairman and Founder
Senior Advisor

Francesca M. Edwardson
Former Chief Executive Officer
American Red Cross of Chicago and
Northern Illinois

David C. Finch
Executive Chairman
Daniele International, LLC

Thomas G. Folliard
President
Corporate Development Resources, Inc.

Susan J. Riley
Former President and Chief Executive Officer
PJM Interconnection

Scott K. Williams
Chief Executive Officer and Director
Batteries Plus Bulbs

Samuel M. Sato
President and Chief Executive Officer

Brett L. Paschke
Senior Director and Direct of Investment Banking
William Blair & Company, LLC

CORPORATE INFORMATION

Corporate Offices
Duluth Trading Company
201 East Front Street
P.O. Box 159
Mount Horeb, WI 53572
Tel: 608-424-1544
Web: duluthtrading.com

Independent Auditors
KPMG LLP

Registrar and Transfer Agent
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
www.computershare.com/us
Tel: 800-736-3001

Class B Common Stock
NASDAQ Global Select Market
Symbol: DLTH

Form 10-K and Other Reports
Our Annual Report on Form 10-K, charters
of the Board's committees and our code of
ethics are made available on our website:
ir.duluthtrading.com. Shareholders may
request printed copies (which will be provided
free of charge) from Investor Relations.
Email: DuluthIR@icrinc.com

The SEC also maintains a website that contains
reports, proxy information, statements, and
other information regarding registrants who
file electronically with the SEC. The website
address is: www.sec.gov

Forward-Looking Statements
This Annual Report contains "forward-looking
statements" within the meaning of the Private
Securitas Litigation Reform Act of 1995. All
forward-looking statements are subject to risk
and uncertainties which could cause actual
results to vary materially from such statements
including the risks and uncertainties described
under Part I, Item 1A "Risk Factors," in our
Annual Report on Form 10-K for the fiscal year
ended January 29, 2023.



PO BOX 159 | 201 EAST FRONT STREET | MOUNT HOREB, WI 53572